INTRODUCTION

To All Holders of Shares of Common Stock of Zix Corporation:

Zeta Merger Sub Inc., a Texas corporation (“Purchaser”) and a wholly-owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“OpenText”), is offering to purchase all shares of common stock of Zix Corporation, a Texas corporation (“Zix”), par value $0.01 per share (each, a “Share”), that are issued and outstanding, at a price of $8.50 per Share (the “Offer Price”), in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”).

If your Shares are registered in your name and you tender directly to Computershare Trust Company, N.A. (the “Depositary”), you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes imposed by the United States or any subdivision thereof on the purchase of your Shares by Purchaser. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee you should check with your broker, dealer, commercial bank, trust company or other nominee, as to whether they charge any service fees or commissions. However, if you do not properly complete and sign an Internal Revenue Service (“IRS”) Form W-9, or a Form W-8BEN, Form W-8BEN-E or other Form W-8, as applicable, you may be subject to backup withholding on the gross proceeds payable to you. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS. See Section 5 — “Certain United States Federal Income Tax Consequences of the Offer and the Merger.” Purchaser will pay all charges and expenses of the Depositary and Georgeson LLC (the “Information Agent”).

Acceptance of the Offer is conditioned upon (i) there having been validly tendered, received (within the meaning of Section 21.459(c) of the TBOC) and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 21.459(c) of the TBOC) immediately prior to one minute after 11:59 P.M., Eastern time, on December 20, 2021 (such date and time, as it may be extended by Purchaser from time to time in accordance with the Merger Agreement (as defined below), the “Expiration Time”), that number of Shares that, together with any Shares beneficially owned by OpenText or any wholly-owned subsidiary of OpenText, equals at least one Share more than two-thirds of the sum of (i) all issued and outstanding Shares and (ii) the largest number of Shares into which shares of Series A Preferred Stock are convertible pursuant to the applicable Certificate of Designation, in each case, calculated as of the Expiration Time, excluding from such outstanding amount any Shares held in treasury by Zix as of the expiration of the Offer or any other Shares acquired by Zix prior to the expiration of the Offer (including any such Shares acquired in connection with tax withholding or payment of the exercise price for the exercise of Company Options) (the “Minimum Condition”), (ii) expiration or termination of the waiting period under the HSR Act (as defined below), (iii) no Company Material Adverse Effect (as defined below) having occurred following the date of the Merger Agreement and (iv) the satisfaction of other customary conditions as described in Section 13 — “Conditions to the Offer.” There is no financing condition to the Offer.

According to Zix, as of the close of business on November 18, 2021, there were (i) 56,790,468 Shares issued and outstanding and (ii) 100,206 shares of Series A Preferred Stock issued and outstanding, which were convertible into 20,695,287 Shares as of November 18, 2021 and, assuming such shares of Series A Preferred Stock remain outstanding as of December 20, 2021, will be convertible into 20,840,900 Shares as of December 20, 2021. Accordingly, based on the number of Shares outstanding (including Shares issuable upon the conversion of Series A Preferred Stock as of December 20, 2021) as of the close of business on November 18, 2021 (and assuming no change in such number as of immediately following the acceptance of the

Offer), the Minimum Condition would be satisfied if at least 51,754,246 Shares are validly tendered in the Offer and not validly withdrawn. The number of Shares outstanding as of immediately following the acceptance of the Offer could be increased by up to 770,010 Shares if some or all of the vested stock options to purchase Shares outstanding as of the close of business on November 18, 2021 are exercised prior to the Expiration Time.

We are not making an offer to purchase any of the outstanding shares of the Series A Preferred Stock. However, holders of Series A Preferred Stock may convert their shares of Series A Preferred Stock into Shares by delivering a notice of conversion together with a properly completed and duly executed Letter of Transmittal to the Depositary, which will convert such shares of Series A Preferred Stock into Shares and process such Letter of Transmittal relating to the resulting Shares in the same manner as other Shares tendered into the Offer.

Except for filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), as of the date of this Offer to Purchase, we do not believe that antitrust filings and clearances are required in any jurisdiction. See Section 15 — “Certain Legal Matters.”

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 7, 2021, by and among Zix, OpenText and Purchaser (as it may be amended from time to time, the “Merger Agreement”), under which, at or around 7:00 A.M., Central time, on the date of the acceptance of the Offer and subject to the satisfaction or (to the extent permitted by law) waiver of certain conditions, Purchaser will be merged with and into Zix, without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 21.459(c) of the TBOC, and Zix will be the surviving corporation and become a wholly-owned subsidiary of OpenText. At the effective time of the Merger (the “Effective Time”), and as a result of the Merger, Zix will cease to be a publicly traded company and each Share outstanding immediately prior to the Effective Time (other than (a) each Share (i) held by Zix as treasury stock, (ii) owned by Open Text or Purchaser or (iii) owned by any direct or indirect wholly owned subsidiary of Zix, OpenText or Purchaser, which will be cancelled and extinguished without any conversion thereof or consideration paid therefor or (b) each Share held by Zix stockholders who have properly and validly exercised and perfected their statutory rights of appraisal in respect of such Share in accordance with Subchapter H, Chapter 10 of the TBOC) will be cancelled and extinguished and automatically converted into the right to receive in cash an amount equal to the Offer Price (the “Per Share Price”), without interest and subject to any applicable withholding taxes, payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share. The Merger Agreement is more fully described in Section 11—“Purpose of the Offer and Plans for Zix; Merger Agreement and Other Agreements.” Section 5 — “Certain United States Federal Income Tax Consequences of the Offer and the Merger” describes certain U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

The Offer is being made for all outstanding Shares and not for Company Stock-Based Awards (as defined below) or Company Options (as defined below). Company Stock-Based Awards and Company Options may not be tendered into the Offer. If you wish to tender Shares underlying options, you must first exercise your options (to the extent exercisable) in accordance with their terms in sufficient time to tender Shares received into the Offer. Under the Merger Agreement, Company Stock-Based Awards and Company Options will be subject to the following treatment:

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Company Stock-Based Awards. Each holder of a Company Stock-Based Award will be entitled to receive an amount in cash, without interest, equal to the product obtained by multiplying (i) the Per Share Price (less the purchase price per Share, if any, of such Company Stock-Based Award) by (ii) the total number of Shares then subject to such Company Stock-Based Award (as set forth in the applicable award and/or other agreements between Zix and the applicable holder), unless OpenText elects to assume or substitute some or all of the Company Stock-Based Awards in a manner contemplated by the applicable Zix equity plan.

•	Company Options. Each holder of a Company Option will be entitled to receive an amount in cash, without interest, equal to the product obtained by multiplying (i) (A) the excess, if any, of the amount of the Per Share Price less the exercise price per share of such Company Option (or (B), to the extent provided in an Employment Termination Benefits Agreement (as defined below), if greater, the fair value of the Company Option as determined by GAAP), by (ii) the total number of Shares then issuable upon exercise in full of such Company Options, unless OpenText elects to assume or substitute some or all of the Company Option in a manner contemplated by the applicable Company equity plan. Notwithstanding the foregoing or anything else to the contrary in the Merger Agreement, except as provided in an Employment Termination Benefits Agreement, with respect to any Company Options for which the exercise price per share of such Company Options is equal to or greater than the Per Share Price, such Company Options will be cancelled without any cash payment being made in respect thereof.

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Payment Procedures. Except to the extent Company Stock Based Awards or Company Options are assumed or substituted as described below, not later than the next regularly scheduled payroll date that is at least fifteen days following the Closing Date, the applicable holders of Company Stock-Based Awards and Company Options will receive a payment from the Surviving Corporation, through its payroll system or payroll provider, of any amounts required to be paid to such holders in respect of Company Stock-Based Awards or Company Options that are cancelled and converted as described above. Notwithstanding the foregoing, if any payment owed to a holder of Company Stock-Based Awards or Company Options (A) cannot be made through Zix’s or the Surviving Corporation’s payroll system or payroll provider, then the Surviving Corporation will issue a check for such payment to such holder, which check will be sent to such holder promptly following the Closing Date, or (B) constitutes deferred compensation under Code Section 409A, then the timing of such payment will be made in a manner that is intended to comply with Code Section 409A so as not to result in adverse tax consequences thereunder for such holder. Notwithstanding the above, any payment (including, if applicable, payments in kind) to holders of Company Stock-Based Awards granted and subject to Israeli tax law shall be paid to a trustee, in full without any withholding of Taxes (provided that Zix obtained an Israeli interim tax ruling or an Israeli tax ruling prior to Closing) to be held and released in accordance with the provisions of Section 102 of the Israeli Tax Ordinance (if applicable) and the Israeli tax ruling, and for further distribution to the beneficial holders subject to the receipt (on or after Closing) by the trustee of a duly executed shareholder document or acknowledgement.

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Assumption of Awards. OpenText may, in its sole discretion, elect to assume or substitute some or all of the Company Stock-Based Awards or Company Options in a manner contemplated by the applicable Company equity plan (it being understood that for any Company Stock-Based Awards or Company Options subject to such assumption or substitution, no accelerated vesting will occur in connection with the consummation of the transactions contemplated in the Merger Agreement). In the event OpenText elects such treatment, it will notify Zix of such decision by no later than seven calendar days following the commencement of the Offer.

See Section 11 — “Purpose of the Offer and Plans for Zix; The Merger Agreement and Other Agreements — The Merger Agreement — Treatment of Company Stock-Based Awards and Company Options.”

The Offer and withdrawal rights will expire at one minute after 11:59 P.M., Eastern time, on December 20, 2021, unless the Offer is extended or earlier terminated in accordance with its terms. See Sections 1, 13 and 15 — “Terms of the Offer,” “Conditions to the Offer” and “Certain Legal Matters.”

The Zix Board unanimously (i) determined that the Merger Agreement, the Offer and the Merger are advisable and fair to and in the best interests of Zix and its stockholders; (ii) approved the execution and delivery of the Merger Agreement by Zix, the performance by Zix of its covenants and other obligations in the Merger Agreement, and the consummation of the Transactions upon the terms and conditions set forth in the Merger Agreement; and (iii) resolved to recommend that the stockholders of Zix accept the Offer and tender their Shares to Purchaser pursuant to the Offer (collectively, the “Company Board

Recommendation”). A more complete description of the Zix Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders within one business day following the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-headings “Background of the Offer and the Merger” and “Reasons for the Recommendation.”

Pursuant to the Merger Agreement, the board of directors and officers of the Surviving Corporation, effective as of, and immediately following, the Effective Time will consist of members of Purchaser’s board of directors and the officers of Purchaser as of immediately prior to the Effective Time.

This Offer to Purchase does not constitute a solicitation of proxies and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Purchaser consummates the Offer and the conditions to the Merger under the Merger Agreement are satisfied or (to the extent permitted by law) waived, Purchaser will effect the Merger pursuant to Section 21.459(c) of the TBOC without the need for any vote of the stockholders of Zix.

Stockholders who do not tender Shares in the Offer and continue to own their Shares at the time of the Merger and fulfill certain other requirements of the TBOC will be entitled to appraisal rights in connection with the Merger. Stockholders must properly perfect their right to seek appraisal under the TBOC in connection with the Merger in order to exercise appraisal rights. See Section 15 — “Certain Legal Matters.”

We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer or the Merger in light of your particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

This Offer to Purchase and the related Letter of Transmittal contain important information and each such document should be read carefully and in its entirety before you make any decision with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer

Upon the terms and subject to the prior satisfaction or waiver of the Offer Conditions (as defined below) (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered in accordance with the procedures set forth in Section 3 — “Procedures for Tendering Shares” and not withdrawn prior to the Expiration Time in accordance with the procedures set forth in Section 4 — “Withdrawal Rights.” The term “Expiration Time” means one minute after 11:59 P.M., Eastern time, on December 20, 2021, unless Purchaser has extended the Offer, in which event the term “Expiration Time” means the latest time and date at which the Offer, as so extended by Purchaser, will expire.

The Offer is conditioned upon (i) the satisfaction of the Minimum Condition, (ii) expiration or termination of any applicable waiting period under the HSR Act, (iii) no Company Material Adverse Effect having occurred following the date of the Merger Agreement and (iv) the satisfaction of other customary conditions as described in Section 13 — “Conditions to the Offer.” There is no financing condition to the Offer.

In the Merger Agreement, subject to our right to terminate the Merger Agreement in accordance with its terms, (i) we will extend the Offer for consecutive periods of up to ten business days each (or such longer period as OpenText, Purchaser and Zix may agree), until the HSR Condition (as defined below) has been satisfied, (ii) if, as of any Expiration Time, any Offer Condition (as defined below) other than the HSR Condition is not satisfied and has not been waived, we may, without Zix’s consent, extend the Offer on one or more occasions for consecutive periods of up to ten business days each (or such longer period as OpenText, Purchaser and Zix may agree in writing), until such time as all Offer Conditions are satisfied or waived, and (iii) we will extend the Offer for the minimum period required by any law, any interpretations or position of the SEC or its staff thereof, or any rules and regulations the Nasdaq Capital Market (“Nasdaq”) applicable to the Offer (including in order to comply with Exchange Act Rule 14e-1(b) in respect of any change in the Offer Price). If, as of the Expiration Time of the last extension period referred to in the preceding sentence, any Offer Condition (other than the Minimum Condition (as defined below)) is not satisfied and has not been waived by us, to the extent waivable, then at Zix’s request (which request may be made up to three times), we are required to extend the Offer for an additional period of up to ten business days (or such longer period as OpenText, Zix and we may agree) to permit such Offer Condition(s) to be satisfied.

However, we are not required to extend the Offer beyond the earlier of (i) the valid termination of the Merger Agreement, (ii) the Termination Date and (iii) the final Expiration Date following all permitted extensions described in the preceding paragraph (such earliest occurrence, the “Extension Deadline”), and we are not permitted to extend the Offer beyond the Extension Deadline without Zix’s written consent. The “Termination Date” will be March 8, 2022 unless extended in accordance with the terms of the Merger Agreement.

If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares. No subsequent offering period will be available after the Expiration Time.

To the extent permitted by law, we expressly reserve the right (in our sole discretion) to increase the Offer Price, waive any Offer Condition or make any other changes in the terms and conditions of the Offer that are not inconsistent with the terms of the Merger Agreement, except that without Zix’s prior written consent, (1) the Minimum Condition may not be amended or waived; (2) we cannot decrease the Offer Price; and (3) no change may be made to the Offer that (a) changes the form of consideration to be delivered by us pursuant to the Offer; (b) decreases the number of Shares sought to be purchased by us in the Offer; (c) imposes conditions or requirements to the Offer in addition to the Offer Conditions; (d) except as provided in Merger Agreement, terminates the Offer or accelerates, extends or otherwise changes the Expiration Date; (e) otherwise amends or modifies any of the other terms of the Offer in a manner that adversely affects holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of OpenText or Purchaser to consummate the Offer, Merger and other transactions contemplated by the Merger Agreement in accordance with the Merger Agreement; or (f) provides any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

There can be no assurance that we will exercise our right to extend the Offer or that we will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to any withdrawal rights. See Section 4 — “Withdrawal Rights.”

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act, or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of such changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for at least ten business days following such change.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment or pay for any Shares if, at the expiration of the Offer, any of the Offer Conditions have not been satisfied or upon the occurrence of any of the events set forth in Section 13 — “Conditions to the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in Section 15 — “Certain Legal Matters,” without prejudice to our rights set forth in Section 13 — “Conditions to the Offer.” See Sections 13 and 15 — “Conditions to the Offer” and “Certain Legal Matters.” The reservation by us of the right to delay the acceptance for payment of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

Any extension or amendment of the Offer, waiver of a condition of the Offer, delay in acceptance for payment or payment, or termination of the Offer will be followed promptly by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 A.M., Eastern time, on the next business day after the previously scheduled Expiration Time in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act. Without limiting our obligation under such rules or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release and by making any appropriate filing with the SEC.

At 7:00 A.M., Central time, on the date of the acceptance of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Zix, without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 21.459(c) of the TBOC, and Zix will be the Surviving Corporation and become a wholly-owned subsidiary of OpenText. We do not expect there will be a “subsequent offering period” (within the meaning of Rule 14d-11 promulgated under the Exchange Act) with regard to the Offer.

Zix has agreed to provide us with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal and other related documents will be mailed to record holders of Shares whose names appear on Zix’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

For purposes of waiting periods under the Offer and filings with the SEC pursuant to the Offer, “business day” means any day other than a Saturday, Sunday or a federal holiday determined under Rule 14d-1(g)(3) and Rule 14e-1(a) promulgated under the Exchange Act, and consists of the time period from 12:01 A.M. through one minute after 11:59 P.M., Eastern time. For all other purposes in this Offer to Purchase, “business day” means each day that is not a Saturday, Sunday or other day on which banking institutions in Dallas, Texas are authorized or required by applicable law to be closed.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the Merger Agreement, Purchaser will (and OpenText will cause Purchaser to) promptly after the Expiration Time accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and as promptly as practicable after the Offer Acceptance Time pay for such Shares.

In all cases, payment for any Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer of shares held through DTC, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. See Section 3 — “Procedures for Tendering Shares.”

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not withdrawn prior to the Expiration Time if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, including if certificates are submitted for more Shares than are tendered, such Shares will be returned or credited to the appropriate account, as applicable. Such unpurchased Shares will be returned or credited (or new certificates for Shares not tendered will be sent), without expense to the tendering stockholder promptly following expiration or termination of the Offer. In the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC.

If, prior to the Expiration Time, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

Purchaser reserves the right, subject to the prior written consent of Zix, to assign any or all of its rights, interests or obligations under the Merger Agreement to OpenText or any direct or indirect wholly-owned

OpenText subsidiary, including the right to purchase all or any portion of Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3. Procedures for Tendering Shares

Valid Tender of Shares. Except as set forth below, in order for you to validly tender Shares in the Offer, (a) a Letter of Transmittal, properly completed and duly executed in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares through DTC, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time and either (i) certificates representing Shares tendered must be delivered to the Depositary or (ii) tendered Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Time, or (b) you must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Holders of shares of Series A Preferred Stock may validly tender Shares upon conversion of their shares of Series A Preferred Stock by delivering to the Depository a notice of conversion, together with properly completed and duly executed Letter of Transmittal. All other provisions of this Offer to Purchase shall apply to the tender of such Shares.

Book-Entry Transfer for DTC Participants. The Depositary will establish an account with respect to Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (which term includes most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of Shares) of Shares tendered therewith and such registered owner has not completed the box entitled

“Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a Letter of Transmittal, properly completed and duly executed, must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Time, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, in the form provided by Purchaser, is received by the Depositary (as provided below) as of the Expiration Time; and

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the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer through DTC, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within two trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which Nasdaq is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery. The Merger Agreement provides that Shares tendered pursuant to the guaranteed delivery procedures shall be excluded for purposes of the Minimum Condition if such Shares have not yet been delivered in satisfaction of such guarantee in accordance with Section 21.459(c) of the TBOC.

The method of delivery of Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents, including delivery through DTC, is at the election and sole risk of the tendering stockholder. Delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If such delivery is by mail, we recommend that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Other Requirements. Notwithstanding any provision hereof, Purchaser will pay for Shares pursuant to the Offer only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer through DTC, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares, Letters of Transmittal or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Binding Agreement. The acceptance for payment by Purchaser of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer through DTC, by delivering an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s attorneys-in-fact and proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all dividends, distributions, rights, other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such dividends, distributions, rights, Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney, proxies or consents may be given (and, if given, will be deemed not effective). Purchaser’s designees will, with respect to Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Zix, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination shall be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of OpenText, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, Zix or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto and any other documents related to the Offer) shall be final and binding on all parties, subject to the right of any such party to dispute such interpretation in a court of competent jurisdiction.

4. Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Time and, thereafter, unless and until Purchaser has previously accepted them for payment, such Shares may also be withdrawn at any time after January 21, 2022.

If Purchaser extends the Offer, is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 before the Expiration Time or at any time after January 21, 2022 unless theretofore accepted for payment as provided herein.

For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered Shares to be withdrawn, the number or amount of Shares to be withdrawn and the name in which the certificate(s) is registered, if different from that of the tendering stockholder. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as discussed above), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole and absolute discretion, which determination shall be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of OpenText, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, Zix or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3 — “Procedures for Tendering Shares” at any time prior to the Expiration Time.

5. Certain United States Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of certain U.S. federal income tax consequences that may be relevant to you if you are a beneficial owner of Shares exchanged for cash pursuant to the Offer or the Merger. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation. This summary assumes that your Shares are held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes (generally, property held for investment). It is not a complete description of all the tax consequences of the Offer and the Merger and, in particular, may not address U.S. federal income tax considerations for you if you are subject to special treatment under U.S. federal income tax law (including, for example, banks and other financial institutions, dealers in securities or currencies, traders that use the mark-to-market method of accounting with respect to their securities, regulated investment companies, real estate investment trusts, S corporations, controlled foreign corporations, passive foreign investment companies, cooperatives, retirement plans, beneficial owners who own their Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, insurance companies, tax-exempt entities (including private foundations), partnerships or other pass-through entities for U.S. federal income tax purposes (or partners therein), U.S. persons whose functional currency is not the U.S. dollar, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, holders who receive cash pursuant to the exercise of appraisal rights, and holders who received Shares pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, as restricted Shares, restricted stock units, performance share units or otherwise as compensation)). In addition, this summary does not discuss any consequences for Non-U.S. Holders (as defined below) that have beneficially owned, directly or pursuant to attribution rules, more than five percent of Shares at any time during the five-year period ending on the date of the Offer or the Merger (as applicable). Finally, this summary does not discuss any consequences for beneficial owners of the restricted shares or options to purchase Shares, the Medicare tax on net investment income, the branch profits tax or any aspect of state, local or foreign tax law that may be applicable to any beneficial owners of Shares, or any U.S. federal tax considerations other than U.S. federal income tax considerations.

For the purposes of this summary, you are a “U.S. Holder” if you are a beneficial owner of Shares that is a citizen or resident of the United States, a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of Shares. You are a “Non-U.S. Holder” if you are a beneficial owner of Shares that is not a “U.S. Holder.”

This summary is based on the Code, Treasury Regulations, administrative rulings and court decisions, all as in effect as of the date of this Offer to Purchase and all of which are subject to differing interpretations and/or change at any time (possibly with retroactive effect).

We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer or the Merger in light of your particular circumstances (including the application and effect of any other tax consequences arising under the U.S. federal tax rules, or any state, local or non-U.S. income and other tax laws, or any applicable tax treaty). The following discussion is for general informational purposes only and should not be construed as tax advice.

U.S. Holders

Payments with Respect to Shares

If you are a U.S. Holder that receives cash in exchange for Shares pursuant to the Offer or the Merger, such exchange will be a taxable transaction to you for U.S. federal income tax purposes, and you will recognize gain or loss, if any, equal to the difference between the amount of cash received and your adjusted tax basis in the Shares. If a U.S. Holder acquired Shares by purchase, the U.S. Holder’s adjusted tax basis in its Shares will generally equal the amount the U.S. Holder paid for the relevant Shares, less any returns of capital that the U.S. Holder might have received with regard to the relevant Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if your holding period for Shares is more than one year at the time you exchange Shares for cash. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. There are limitations on the deductibility of capital losses. If a U.S. Holder acquired different blocks of Shares at different times and/or different prices, such U.S. Holder must determine its, his or her adjusted tax basis and holding period separately with respect to each block of Shares.

Non-U.S. Holders

If you are a Non-U.S. Holder, you may be subject to U.S. federal income tax on any gain realized on the exchange of Shares for cash in the Offer or the Merger if you are an individual who was present in the United States for 183 days or more in the taxable year of the Offer or the Merger, as applicable, and certain other conditions are met (in which event the Non-U.S. Holder will be subject to tax at a flat rate of 30 percent (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of Shares which may be offset by applicable U.S. losses from sales or exchanges of other capital assets recognized during the year).

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Payments that you receive in exchange for Shares pursuant to the Offer or the Merger will be subject to information reporting and may be subject to backup withholding (currently at a rate of 24 percent).

A U.S. person will not be subject to backup withholding if the U.S. person (i) furnishes a correct taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed and executed an IRS Form W-9, which will be included with the Letter of Transmittal); or (ii) otherwise establishes that such U.S. person is exempt from backup withholding.

A non-U.S. person will generally not be subject to backup withholding if the non-U.S. person certifies to the applicable withholding agents its exemption from backup withholding by providing a properly executed IRS Form W-8BEN-E or W-8BEN, as applicable (or other applicable IRS Form W-8) or otherwise establishes an exemption. Non-U.S. persons should consult their own tax advisors to determine which IRS Form W-8 is appropriate.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability, if any, provided that you furnish the required information to the Internal Revenue Service in a timely manner.

6. Price Range of Shares; Dividends

According to Zix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Form 10-K”), Shares were traded on Nasdaq under the symbol “ZIXI.” The following table sets forth, for the periods indicated, the high and low closing sales prices per Share based on publicly available information with respect to periods through November 7, 2021.

Fiscal Year	High	Low
2019:
First Quarter	$9.07	$5.34
Second Quarter	$11.15	$6.66
Third Quarter	$10.51	$6.91
Fourth Quarter	$7.75	$6.25

2020:
First Quarter	$9.29	$2.84
Second Quarter	$7.74	$3.28
Third Quarter	$7.79	$5.24
Fourth Quarter	$9.46	$5.76

2021:
First Quarter	$10.37	$6.69
Second Quarter	$8.14	$6.35
Third Quarter	$7.86	$6.52
Fourth Quarter (through November 7, 2021)	$8.90	$7.05

The Offer Price represents (i) a premium of 16% to the volume-weighted average closing price per Share for the 20 trading days prior to October 18, 2021, when news reports appeared regarding a potential transaction and (ii) a discount of approximately 2.7% to the closing price per Share on November 5, 2021, the last trading day prior to the public announcement of the Merger Agreement. Stockholders are urged to obtain a current market quotation for Shares.

Purchaser has been advised that Zix anticipates that any future earnings will be retained to finance continuing development and Zix does not anticipate paying dividends on its common stock in the foreseeable future. Under the terms of the Merger Agreement, Zix is not permitted to declare, set aside, establish a record date for, authorize or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of Zix’s capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of Zix’s capital stock or other equity or voting interest (except for cash dividends made by any direct or indirect wholly owned subsidiary of Zix to Zix or one of its other wholly owned subsidiaries) without the prior written consent of OpenText. See Section 14 — “Dividends and Distributions.”

7. Certain Effects of the Offer and the Merger

Market for Shares. If the Offer is consummated, there will be no market for Shares because Purchaser intends to effect the Merger on the date of the acceptance of the Offer.

Stock Quotation. Shares are currently listed on Nasdaq. Immediately following the consummation of the Merger (which is expected to occur at 7:00 A.M., Central time, on the date of the acceptance of the Offer, subject to the satisfaction or waiver of certain conditions), Shares will no longer meet the requirements for continued listing on Nasdaq because the only stockholder will be OpenText. Immediately following the consummation of the Merger, OpenText intends to and will cause the Surviving Corporation to delist the Shares from Nasdaq.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for certain loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Zix to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Zix to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Zix, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Zix and persons holding “restricted securities” of Zix to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. OpenText intends to and will cause the Surviving Corporation to terminate the registration of Shares under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration are met.

8. , Certain Information Concerning Zix

The following description of Zix and its business has been derived from Zix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (which may be obtained and inspected as described below under “Additional Information”), and is qualified in its entirety by reference to such report.

Zix is a Texas corporation with its principal executive offices located at 2711 North Haskell Avenue, Suite 2300, LB 36, Dallas, Texas 75204. Zix’s telephone number at such principal executive offices is (214) 370-2000.

Zix is a leading cloud provider of email security, productivity and compliance solutions. Trusted by the nation’s most influential institutions in healthcare, finance and government, Zix delivers a superior experience and easy-to-use solutions for email encryption, data loss prevention (“DLP”), advanced threat protection, unified archiving, and cloud data backup. As a leading provider of cloud-based cybersecurity, compliance, and productivity solutions for businesses of all sizes, Zix is focused on the protection of business communication, enabling its customers to better secure data and meet compliance needs. Zix serves organizations in many industries, with particular emphasis on the healthcare (including multiple major hospitals), financial services (including several major U.S. Banks), and insurance and government sectors.

Available Information. Zix is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file periodic reports, proxy statements and other information with the

SEC relating to its business, principal physical properties, capital structure, material pending litigation, operating results, financial condition and other matters. Certain information, as of particular dates, concerning Zix’s directors and officers (including their remuneration and stock options granted to them), the principal holders of Zix’s securities, any material interests of such persons in transactions with Zix and other matters is required to be disclosed in Zix’s proxy statements or annual reports on Form 10-K. Such reports and other information are available for inspection at the public reference room at the SEC’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at 1 (800) SEC-0330. The SEC also maintains an Internet web site at http://www.sec.gov that contains reports, proxy statements and other information about issuers, such as Zix, who file electronically with the SEC.

Sources of Information. Except as otherwise set forth herein, the information concerning Zix contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC, including the Form 10-K, and other public sources. The information concerning Zix taken or derived from such documents and records is qualified in its entirety by reference to Zix’s public filings with the SEC (which may be obtained and inspected as described above) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Although we have no knowledge that any such information contains any misstatements or omissions, none of OpenText, Purchaser or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Zix contained in such documents and records or for any failure by Zix to disclose events which may have occurred or may affect the significance or accuracy of any such information.

Prospective Financial Information. Zix’s management provided OpenText with selected unaudited prospective financial information concerning Zix (the “Financial Information”). The Financial Information is described in Zix’s Schedule 14D-9, which is being filed with the SEC on the date of this Offer to Purchase and is being mailed to the Zix stockholders together with this Offer to Purchase. Zix stockholders are urged to, and should, carefully read the Schedule 14D-9. The Financial Information shall not be deemed to be included in this Offer to Purchase to influence any stockholder’s decision to tender Shares pursuant to the Offer, to seek appraisal rights or for any other purpose.

We were informed by Zix that the Financial Information was not prepared with a view toward public disclosure and the inclusion of such information should not be regarded as an indication that any of Zix, its financial advisor, OpenText or any other recipient of this information considered, or now considers, it to be material information about Zix.

We were informed by Zix that the Financial Information was not prepared with a view toward complying with United States generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Zix’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Financial Information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of Zix’s independent registered public accounting firm contained in Zix’s Annual Report on Form 10-K for the year ended December 31, 2020 relates to Zix’s historical financial information. It does not extend to the Financial Information and should not be read to do so.

Furthermore, we were informed that the Financial Information does not take into account any circumstances or events occurring after the date it was prepared. Further, we were informed that the Financial Information does not take into account the effect of the Offer or the Merger, or any failure of the Offer or the Merger to be consummated.

No one at OpenText, Zix or any other person to whom these projections were provided or any of their respective affiliates or representatives makes any representation to any person regarding the ultimate performance of Zix compared to the Financial Information. In light of the foregoing factors and the uncertainties inherent in the Financial Information, Zix’s stockholders are cautioned not to place undue, if any, reliance on such Financial Information.

NEITHER OPENTEXT NOR ZIX INTENDS TO UPDATE OR OTHERWISE REVISE THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

9. Certain Information Concerning Purchaser and OpenText

Purchaser. Purchaser is a Texas corporation and, to date, has engaged in no activities other than those incident to its formation and to the Offer and the Merger. Purchaser is a wholly-owned subsidiary of OpenText. The principal executive offices of Purchaser are located at 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1 and Purchaser’s telephone number at such principal executive offices is (519) 888-7111.

OpenText. OpenText is a corporation incorporated under the federal laws of Canada. Its shares are listed on Nasdaq and the Toronto Stock Exchange. OpenText is a market leader in Information Management software and solutions, enabling companies to manage, leverage, secure and gain insight into their information, on premises or in the cloud. The principal offices of OpenText are located at 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1 and OpenText’s telephone number at such principal executive offices is (519) 888-7111.

Additional Information. The name, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of OpenText, the members of the OpenText Board and the executive officers of Purchaser are set forth in Schedule A to this Offer to Purchase.

None of OpenText, Purchaser or, to the knowledge of OpenText or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

(a) None of OpenText, Purchaser or, to the knowledge of OpenText or Purchaser after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of OpenText, Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Zix, (b) none of OpenText, Purchaser or, to the knowledge of OpenText or Purchaser after reasonable inquiry, any of the persons referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of Zix during the past 60 days, (c) none of OpenText, Purchaser, their subsidiaries or, to the knowledge of OpenText or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has any agreement, arrangement or understanding, whether or not legally enforceable, with any other person with respect to any securities of Zix (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations), and (d) in the past two years, except as previously disclosed in Zix’s filings with the SEC, there have been no transactions that would require reporting under the rules and regulations of the SEC between any of OpenText, Purchaser, their subsidiaries or, to the knowledge of OpenText or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Zix or any of its executive officers, directors or affiliates, on the other hand. Except as disclosed in

Section 10 — “Background of the Offer; Contacts with Zix,” there have been no negotiations, transactions or material contacts between any of OpenText, Purchaser, their subsidiaries or, to the knowledge of OpenText or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Zix or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Zix’s securities, an election of Zix’s directors or a sale or other transfer of a material amount of assets of Zix in the past two years.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because the Offer is being made for all issued and outstanding Shares solely for cash, the Offer is not subject to any financing condition, if we consummate the Offer, we will acquire all remaining Shares for the same cash price pursuant to the Merger and OpenText has, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not withdrawn in the Offer and to acquire the remaining issued and outstanding Shares pursuant to the Merger at the consummation of the Offer and the Effective Time, as the case may be.

10. Background of the Offer; Contacts with Zix

As part of OpenText’s ongoing evaluation of OpenText’s business and strategic alternatives, OpenText’s board of directors (the “OpenText Board”) and senior members of OpenText’s management from time to time evaluate strategic opportunities and prospects for acquisitions.

On July 5, 2021, representatives of Citigroup Global Markets Inc. (“Citi”) spoke with Doug Parker, Senior Vice President, Corporate Development of OpenText concerning the Zix opportunity. OpenText expressed interest in Zix and indicated that they would discuss the matter internally.

On July 29, 2021, Xavier Chaillot, former Vice President, Mergers & Acquisitions, and Scott Glasthal, Vice President Corporate Development, of OpenText spoke by phone with representatives of Citi who introduced the opportunity for a business combination with Zix to OpenText.

On July 29, 2021, representatives of Citi sent Mr. Chaillot of OpenText a proposed confidentiality agreement on behalf of Zix (the “Confidentiality Agreement”), which included (i) a standstill provision that would have prohibited OpenText from making unsolicited offers with respect to a business combination for a period of two years and (ii) a non-solicitation covenant that would have prohibited OpenText from hiring or soliciting any employee of Zix for a period of 18 months. Between July 30, 2021 and August 11, 2021, representatives of OpenText and Zix negotiated the duration and scope of the standstill and the non-solicitation covenant along with certain other terms of the Confidentiality Agreement. The parties eventually agreed to a 12-month standstill and a 12-month non-solicitation covenant with respect to executive-level employees, and OpenText and Zix entered into the Confidentiality Agreement on August 12, 2021.

On August 12, 2021, representatives of OpenText, including Mr. Glasthal and Mr. Chaillot, attended virtually a platform presentation by Zix management, including Dave Wagner, President and CEO, and Dave Rockvam, Chief Financial Officer.

On August 30, 2021, representatives of OpenText, including Mr. Glasthal and Mr. Chaillot, participated virtually in a meeting with Zix management, including Mr. Wagner, Mr. Rockvam, and other executive officers, during which the participants discussed a company overview, products and platform, and growth strategy, in each case of Zix, among other topics.

On September 7, 2021, representatives of Citi sent OpenText a letter on behalf of Zix describing guidelines for the submission of an initial indication of interest for the acquisition of 100% of the fully diluted capital stock of Zix.

On September 21, 2021, representatives of OpenText, including Mr. Glasthal and Mr. Chaillot, attended virtually a presentation by Zix management on Zix’s customers, partners and channels.

On September 27, 2021, OpenText submitted to representatives of Citi a non-binding indication of interest (the “September IOI”), in which OpenText proposed to acquire all of the issued and outstanding shares of capital stock of Zix for $8.00 per Share in cash. The September IOI, among other things, was subject to OpenText’s due diligence review of Zix to its satisfaction and final approval of the OpenText Board. The September IOI also proposed an exclusivity period until November 12, 2021, with automatic consecutive 7-day extensions if OpenText was continuing its good faith efforts to enter into a transaction with Zix, and during which time Zix would exclusively negotiate with OpenText in respect of a potential transaction.

On October 1, 2021, Mr. Glasthal of OpenText and representatives of Citi participated in a conference call to discuss substantive feedback on the September IOI. On that call, representatives of Citi indicated that OpenText’s offer of $8.00 per Share was not sufficient for OpenText to be invited to the second phase of the process.

On October 7, 2021, a representative of Citi spoke by phone to Mr. Parker of OpenText about the ongoing bidding process and OpenText’s reasons for declining to improve its bid.

On October 8, 2021, Mr. Parker of OpenText participated in another conference call with representatives of Citi to discuss Zix’s further substantive feedback on the September IOI. On that call, a representative of Citi indicated that OpenText would need to revise its proposal to be at $8.50 or more per share in order to advance to the second phase of the process. Representatives of OpenText and Citi also discussed an exclusivity period, and a representative of Citi indicated that Zix did not feel that OpenText had conducted sufficient diligence to warrant exclusivity, and representatives of OpenText and Citi agreed to revisit the option of exclusivity after OpenText had conducted further due diligence.

OpenText submitted a revised non-binding indication of interest on October 8, 2021 (the “October 8 IOI”) in which it increased its offer to $8.50 per Share in cash. The October 8 IOI included a request for exclusivity until November 12, 2021, with automatic consecutive 7-day extensions if OpenText was continuing its good faith efforts to enter into a transaction with Zix. OpenText was subsequently admitted to the second phase of the process and representatives of Citi told OpenText that exclusivity would not be granted at that time, and that it would receive access to an online data room on October 8, 2021.

On October 11, 2021, representatives from OpenText were granted access to an online data room for purposes of OpenText’s due diligence review of Zix. On October 13, 2021, Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”), counsel to OpenText, was granted access to the online data room. From October 11, 2021 until November 6, 2021, the online data room was updated with additional information relating to Zix, and OpenText and its advisors conducted due diligence.

Following admittance to the second phase of the process on October 8, 2021, representatives of OpenText and Citi engaged multiple times a week to coordinate and facilitate data requests and due diligence requests, including due diligence calls with representatives of Zix and its advisors. Between October 14, 2021 and November 4, 2021, representatives of OpenText and Zix and their respective advisors participated in due diligence calls. Topics of such calls included issues related to products, information technology, sales, partners, go-to market strategy, finance, tax, facilities, legal affairs, human resources, and integration.

On October 20, 2021, representatives of Citi sent OpenText a letter on behalf of Zix describing guidelines for the submission of a final written proposal (the “Final Proposal”) for a potential acquisition of 100% of the fully diluted share capital of Zix, which process letter contemplated submission of the Final Proposal being due on November 12, 2021.

On October 20, 2021, Zix also provided a draft of the Merger Agreement in the online data room, which contemplated, among other things, (w) the potential transaction being structured as a statutory merger pursuant to Section 21.459(c) of the TBOC preceded by a tender offer, (x) a non-solicitation covenant with exceptions allowing the Zix Board to respond to any unsolicited offer that the Zix Board determined in good faith could reasonably be expected to lead to a proposal for 50% or more of the shares or assets of Zix, (y) a termination fee of 2.25% of the transaction’s equity value upon the occurrence of certain events, including termination of the Merger Agreement by Zix to enter into a definitive agreement for an alternative, superior acquisition proposal and (z) an obligation of OpenText to take all action necessary to obtain antitrust approval, including any divestitures required to close the transaction.

On October 22, 2021, Mr. Parker of OpenText spoke with a representative of Citi and stated that OpenText had made significant progress on its business due diligence but would only proceed under exclusivity. A representative of Citi responded to Mr. Parker that the Zix Board would consider an appropriately revised proposal submitted by OpenText, and that OpenText should put its best foot forward.

On October 23, 2021, representatives of OpenText submitted to Citi a revised indication of interest (the “October 23 IOI”) which reaffirmed OpenText’s proposed price of $8.50 per Share, included a description of the progress made to date in due diligence and otherwise was substantially similar to the October 8 IOI, except for revised exclusivity terms providing for an expiration of November 17, 2021, subject to a single 7-day extension if OpenText was continuing its good faith efforts to enter into a transaction with Zix. The October 23 IOI also stated that the October 23 IOI would be automatically revoked if not accepted by Zix by the close of business on October 25, 2021.

On October 24, 2021, representatives of Citi spoke to Mr. Glasthal of OpentText to request a 24-hour extension of its deadline to enable Zix to convene the Zix Board to discuss and consider the October 23 IOI from OpenText. OpenText subsequently confirmed to Citi the grant of the requested extension.

On October 26, 2021, Mr. Parker of OpenText had a call with a representative of Citi to discuss feedback on the October 26 IOI, that the Zix Board was prepared to grant exclusivity if OpenText agreed to target the signing of definitive agreements by November 8, 2021 and also agreed to a termination fee as a percentage of equity value below the median of precedent transactions. Later that day, OpenText orally confirmed to representatives of Citi that it was willing to proceed on this basis. That evening the parties signed a non-binding indication of interest (the “October 26 IOI”), which was substantially similar to the October 23 IOI in that OpenText proposed a price of $8.50 per Share, but which provided OpenText with exclusivity from October 26, 2021 until 5:00 P.M. Eastern time on November 8, 2021, with no automatic extensions.

On October 31, 2021, Cleary Gottlieb sent Baker Botts L.L.P. (“Baker Botts”), legal counsel to Zix, comments to Zix’s initial draft of the Merger Agreement, which among other things proposed (x) a revised draft of the non-solicitation covenant with exceptions allowing the Zix Board to respond to any unsolicited offer that the Zix Board determined in good faith could reasonably be expected to lead to a proposal for 90% or more of the shares or assets of Zix, (y) a termination fee of 2.75% of the transaction’s equity value upon the occurrence of certain events, including termination of the Merger Agreement by Zix to enter into a definitive agreement for an alternative, superior acquisition proposal and (z) an obligation of OpenText to take all actions necessary to obtain antitrust approval, including any divestitures required to close the transaction, subject to certain exceptions.

On November 1, 2021, Zix provided a draft of the Company Disclosure Letter in the online data room.

On November 2, 2021, Cleary Gottlieb sent Baker Botts drafts of the Tender and Voting Agreements. On November 2, 2021, Baker Botts sent Cleary Gottlieb comments to the Tender and Voting Agreement with directors and officers of Zix.

On November 3, 2021, Baker Botts sent Cleary Gottlieb responses on certain outstanding due diligence requests and from November 3, 2021 to November 7, 2021, Baker Botts and Zix provided OpenText and its representatives with further supplemental disclosures.

On November 3, 2021, as part of a regularly scheduled meeting, the OpenText Board authorized certain members of OpenText senior management to negotiate and enter into on behalf of OpenText a definitive merger agreement and related documentation for the acquisition of Zix.

On November 3, 2021, Baker Botts sent Cleary Gottlieb a revised draft of the Merger Agreement.

On November 4, 2021, Cleary Gottlieb sent Baker Botts comments to Zix’s initial draft of the Company Disclosure Letter and to the revised draft of the Merger Agreement. In addition, Simpson Thacher & Bartlett LLP, legal counsel to Zephyr Holdco, LLC, sent Baker Botts and Cleary Gottlieb comments to the Tender and Voting Agreement with Zephyr Holdco, LLC.

On November 5, 2021, Baker Botts and Cleary Gottlieb participated in a conference call where Baker Botts conveyed feedback on Cleary Gottlieb’s November 4 draft of the Merger Agreement.

Between November 5, 2021 and November 7, 2021, the parties and their respective legal counsel continued to resolve remaining open issues in the Merger Agreement and the Company Disclosure Letter, including, among other matters: (v) the scope of the representations and warranties, including with respect to material contracts, (w) the scope of the interim operating covenants, (x) the terms of the non-solicitation covenant, (y) the terms of the employee benefits continuation covenant and (z) the circumstances under which the termination fee would be payable by Zix. In addition, the parties and their respective counsel continued to resolve remaining open issues in the Tender and Voting Agreements, including the terms and conditions upon which Zephyr Holdco, LLC, would be required to convert its Series A Preferred Stock into Common Stock.

On November 6, 2021, OpenText was informed that the Zix Board convened a special meeting to discuss status of the transaction process.

On November 7, 2021, OpenText was informed that the Zix Board convened a special meeting to discuss merits of the OpenText proposal and had decided to pursue a transaction with OpenText and directed Zix management to attempt to negotiate final terms of and enter into the Merger Agreement and consummate the transactions contemplated thereby.

On the evening of November 7, 2021, OpenText and Zix executed the Merger Agreement. Zephyr Holdco, LLC and the directors and officers of Zix, Mark J. Bonney, Maryclaire Campbell, Taher A. Elgamal, Robert C. Hausmann, Maribess L. Miller, David J. Wagner, Ryan L. Allphin, John P. DiLeo, David E. Rockvam, and Noah F. Webster, entered into their respective Tender and Voting Agreements.

On the morning of November 8, 2021, Zix and OpenText each issued a press release announcing the transaction. Zix also publicly announced its third quarter financial results. Later in the day on November 8, 2021, Purchaser entered in joinder agreements to the Merger Agreement and the Tender and Voting Agreements, which were executed by all other parties thereto.

For information on the Merger Agreement and the other agreements between Zix and OpenText and their respective related parties, see Section 11 – “Purpose of the Offer and Plans for Zix; The Merger Agreement and Other Agreements.”

11. Purpose of the Offer and Plans for Zix; The Merger Agreement and Other Agreements

Purpose of the Offer and Plans for Zix. The purpose of the Offer and the Merger is for OpenText, through Purchaser, to acquire control of, and the entire equity interest in, Zix. The Offer, as a first step in the acquisition of Zix, is intended to facilitate the acquisition of all Shares. If we consummate the Offer, pursuant to the Merger, we will acquire all of the capital stock of Zix not purchased pursuant to the Offer or otherwise. Stockholders of Zix who sell their respective Shares in the Offer will cease to have any equity interest in Zix or any right to participate in its earnings and future growth. If the Merger is effected, non-tendering stockholders also will no longer have an equity interest in Zix. On the other hand, after selling their respective Shares in the Offer or the subsequent Merger, stockholders of Zix will not bear the risk of any decrease in the value of Shares.

Merger Without a Stockholder Vote. If the Offer is consummated, we will not seek the approval of the remaining public Zix stockholders before effecting the Merger. Section 21.459(c) of the TBOC provides that following consummation of a successful offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a plan of merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the closing of the Merger, without a vote of the stockholders of Zix in accordance with Section 21.459(c) of the TBOC.

Plans for Zix. We are conducting a detailed review of Zix and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances that exist upon consummation of the Offer and the Merger. We will continue to evaluate the business and operations of Zix during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of Zix’s business, operations, capitalization and management with a view of optimizing development of Zix’s potential in conjunction with OpenText’s existing businesses. Possible changes could include changes in Zix’s business, corporate structure, charter, bylaws, capitalization, board of directors, management and dividend policy, although, except as disclosed in this Offer to Purchase, OpenText and Purchaser have no current plans with respect to any of such matters.

Except as disclosed in this Offer to Purchase, neither we nor any of the persons listed in Schedule A have any present plans or proposals that would result in an extraordinary corporate transaction involving Zix or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in Zix’s dividend rate or policy, indebtedness, capitalization, corporate structure, business, management or board of directors.

Future Arrangements.

It is possible that Company Employees (as defined below), including the executive officers, will enter into new compensation arrangements with OpenText or its affiliates. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of OpenText or retention awards. As of the date of this Offer to Purchase, no compensation arrangements between such persons and OpenText and/or its affiliates have been established or discussed with any Company Employees.

The Merger Agreement.

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Current Report on Form 8-K that OpenText filed with the SEC on November 8, 2021 and which is incorporated herein by reference. The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Zix.” You are encouraged to read the full text of the Merger Agreement because it is the legal document that governs the Merger and certain aspects of the Offer. The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any rights or obligations of the parties under the Merger Agreement or any factual disclosures about Zix or the transactions contemplated in the Merger Agreement contained in public reports filed by Zix or OpenText with the SEC.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the Offer Conditions described in Section 13 — “Conditions to the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not withdrawn prior to the Expiration Time.

The Offer is initially scheduled to expire at one minute after 11:59 P.M., Eastern time, on December 20, 2021, which is 20 business days after the commencement of the Offer. Purchaser (i) will extend the Offer for consecutive periods of up to ten business days each (or such longer period as OpenText, Purchaser and Zix may agree), until the HSR Condition has been satisfied, (ii) if, as of any Expiration Time, any Offer Condition other than the HSR Condition is not satisfied and has not been waived, may, without Zix’s consent, extend the Offer on one or more occasions for consecutive periods of up to ten business days each (or such longer period as OpenText, Purchaser and Zix may agree in writing), until such time as all Offer Conditions are satisfied or waived, and (iii) will extend the Offer for the minimum period required by any law, any interpretations or position of the SEC or its staff thereof, or any rules and regulations of the Nasdaq applicable to the Offer (including in order to comply with Exchange Act Rule 14e-1(b) in respect of any change in the Offer Price). If, (i) as of the Expiration Time of the last extension period referred to in the preceding sentence, any Offer Condition (other than the Minimum Condition) is not satisfied and has not been waived by us, to the extent waivable, then at Zix’s request (which request may be made up to three times), Purchaser is required to extend the Offer for an additional period of up to ten business days (or such longer period as OpenText, Zix and Purchaser may agree) to permit such Offer Condition(s) to be satisfied. However, Purchaser is not required to extend the Offer beyond the earlier of (i) the valid termination of the Merger Agreement, (ii) the Termination Date and (iii) the Extension Deadline, and Purchaser is not permitted to extend the Offer beyond the Extension Deadline without Zix’s written consent. The Offer Price and Per Share Price shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Shares occurring on or after November 7, 2021 and prior to the Effective Time.

Recommendation. The Zix Board unanimously (i) determined that the Merger Agreement, the Offer and the Merger are advisable and fair to and in the best interests of Zix and its stockholders; (ii) approved the execution and delivery of the Merger Agreement by Zix, the performance by Zix of its covenants and other obligations in the Merger Agreement, and the consummation of the Transactions upon the terms and conditions set forth in the Merger Agreement; and (iii) resolved to recommend that the stockholders of Zix accept the Offer and tender their Shares to Purchaser pursuant to the Offer (collectively, the “Company Board Recommendation”).

Effects of the Merger; Directors and Officers; Certificate of Incorporation; Bylaws. Effective as of, and immediately following, the Effective Time, the initial directors of the Surviving Corporation will consist of the directors of Purchaser as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified, or until their resignation or removal. From and after the Effective Time, the officers of Zix as of immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed, or until their resignation or removal. At the Effective Time, the restated articles of incorporation of Zix will be amended and restated in its entirety to read substantially identically to the certificate of formation of Purchaser as in effect immediately prior to the Effective Time, and such amended and restated articles of incorporation will become the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the TBOC and such articles of incorporation, except that at the Effective Time the articles of incorporation of the Surviving Corporation will be amended so that the name of the Surviving Corporation will be “Zix Corporation”. At the Effective Time, the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the TBOC, the articles of incorporation of the Surviving Corporation and such bylaws.

The Merger. The consummation of the Merger will take place at a closing (the “Closing”) to occur at 7:00 A.M., Central time, on the date of the acceptance of the Offer, except that if all conditions to closing of the transactions contemplated by the Merger Agreement (described below under the caption “— Conditions to the Closing of the Merger”) are not satisfied or waived by such date (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by law) waiver of those conditions at Closing), then the Closing will occur no later than the first business day on which such conditions are satisfied or waived, or such other time mutually agreed to in writing by OpenText, Purchaser and Zix. The date on which the Closing actually occurs is referred to as the “Closing Date.” Upon the terms and subject to the conditions set forth in the Merger Agreement, on the Closing Date, OpenText, Purchaser and Zix shall cause the Merger to be consummated pursuant to the TBOC (including Section 21.459(c) thereof) by filing the Certificate of Merger with the Secretary of State of the State of Texas in accordance with the applicable provisions of the TBOC (the time of such filing and acceptance with the Secretary of State of the State of Texas, or such later time as may be agreed in writing by OpenText, Purchaser and Zix and specified in the Certificate of Merger in accordance with the TBOC, the “Effective Time”). The Merger will become effective upon the filing of the certificate of merger, or at such later time as is agreed by the parties and specified in the certificate of merger. The Merger will be governed by and effected under Section 21.459(c) of the TBOC without a stockholder vote to adopt the Merger Agreement or effect the Merger.

Per Share Price. At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than (a) each Share (i) held by Zix as treasury stock, (ii) owned by Open Text or Purchaser or (iii) owned by any direct or indirect wholly owned subsidiary of Zix, OpenText or Purchaser, which will be cancelled and extinguished without any conversion thereof or consideration paid therefor or (b) each Share held by Zix stockholders who have properly and validly exercised and perfected their statutory rights of appraisal in respect of such Share in accordance with Subchapter H, Chapter 10 of the TBOC) will be cancelled and extinguished and automatically converted into the right to receive in cash an amount equal to the Offer Price (the “Per Share Price”), without interest and subject to any applicable withholding taxes, payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share.

Treatment of Company Stock-Based Awards and Company Options. The Merger Agreement provides that Zix’s equity awards that are outstanding immediately prior to the Effective Time will be subject to the following treatment at the Effective Time:

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Company Stock-Based Awards. With respect to each right of any kind, contingent or accrued, to receive Shares, payments or benefits measured in whole or in part by the value of a number of Shares granted pursuant to a Company equity plan (a “Company Stock-Based Award”), unless otherwise assumed or substituted as described below, each Company Stock-Based Award outstanding as of immediately prior to the Effective Time, whether or not then vested in accordance with its terms, will, (i) to the extent not previously vested, be deemed fully vested immediately prior to, and subject to the occurrence of, the Effective Time, and (ii) at the Effective Time, be cancelled and converted into and become a right to receive an amount in cash, without interest, equal to the product obtained by multiplying (i) the Per Share Price (less the purchase price per Share, if any, of such Company Stock-Based Award) by (ii) the total number of Shares then subject to such Company Stock-Based Award (as set forth in the applicable award and/or other agreements between Zix and the applicable holder) (the “Company Stock-Based Award Consideration”).

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Company Options. With respect to each option to purchase Shares pursuant to a Company equity plan (a “Company Option”), unless otherwise assumed or substituted as described below, at the Effective Time, each Company Option outstanding and unexercised as of immediately prior to the Effective Time, whether or not then vested in accordance with its terms, will accelerate vesting in full and be cancelled and converted into and will become a right to receive an amount in cash, without interest, equal to the product obtained by multiplying (i) (A) the excess, if any, of the amount of the Per Share Price less the exercise price per share of such Company Option (or (B), to the extent provided in an employment termination benefits agreement by and between Zix and the holder of the Company Option (an “Employment Termination Benefits Agreement”), if greater, the fair value of the Company Option as determined by GAAP), by (ii) the total number of Shares then issuable upon exercise in full of such Company Option (the “Option Consideration”). Notwithstanding the foregoing or anything else to the contrary in the Merger Agreement, except as provided in an Employment Termination Benefits Agreement, with respect to any Company

Options for which the exercise price per share of such Company Options is equal to or greater than the Per Share Price, such Company Options will be cancelled without any cash payment being made in respect thereof.

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Payment Procedures. Except to the extent Company Stock Based Awards or Company Options are assumed or substituted as described below, at or prior to the closing of the Merger, OpenText will deposit (or cause to be deposited) with Zix, by wire transfer of immediately available funds, the aggregate (i) Company Stock-Based Award Consideration owed to all holders of Company Stock-Based Awards; and (ii) Option Consideration owed to all holders of Company Options. Not later than the next regularly scheduled payroll date that is at least fifteen days following the Closing Date, the applicable holders of Company Stock-Based Awards and Company Options will receive a payment from the Surviving Corporation, through its payroll system or payroll provider, of any amounts required to be paid to such holders in respect of Company Stock-Based Awards or Company Options that are cancelled and converted as described above. Notwithstanding the foregoing, if any payment owed to a holder of Company Stock-Based Awards or Company Options (A) cannot be made through Zix’s or the Surviving Corporation’s payroll system or payroll provider, then the Surviving Corporation will issue a check for such payment to such holder, which check will be sent to such holder promptly following the Closing Date, or (B) constitutes deferred compensation under Code Section 409A, then the timing of such payment will be made in a manner that is intended to comply with Code Section 409A so as not to result in adverse tax consequences thereunder for such holder. Notwithstanding the above, any payment (including, if applicable, payments in kind) to holders of Company Stock-Based Awards granted and subject to Israeli tax law shall be paid to a trustee, in full without any withholding of taxes (provided that Zix obtained an Israeli interim tax ruling or an Israeli tax ruling prior to Closing) to be held and released in accordance with the provisions of Section 102 of the Israeli Tax Ordinance (if applicable) and the Israeli tax ruling, and for further distribution to the beneficial holders subject to the receipt (on or after Closing) by the trustee of a duly executed shareholder document or acknowledgement.

Assumption of Awards. OpenText may, in its sole discretion, elect to assume or substitute some or all of the Company Stock-Based Awards or Company Options in a manner contemplated by the applicable Company equity plan (it being understood that for any Company Stock-Based Awards or Company Options subject to such assumption or substitution, no accelerated vesting will occur in connection with the consummation of the transactions contemplated in the Merger Agreement). In the event OpenText elects such treatment, it will notify Zix of such decision by no later than seven calendar days following the commencement of the Offer.

Exchange and Payment Procedures. Prior to the Closing, OpenText will designate Zix’s transfer agent or select a bank or trust company reasonably acceptable to Zix to act as the payment agent for the Merger (the “Payment Agent”). At or prior to the Closing, OpenText will deposit (or cause to be deposited) with the Payment Agent, by wire transfer of immediately available funds, for payment of the Per Share Price to the holders of Shares, an amount of cash equal to the aggregate Per Share Price to which such holders of Shares become entitled.

Promptly (and in any event within five business days) following the Effective Time, OpenText and the Surviving Corporation will cause the Payment Agent to mail to each holder of record (as of immediately prior to the Effective Time) of a certificate that immediately prior to the Effective Time represented outstanding Shares (other than (i) Owned Company Shares and (ii) Dissenting Company Shares) (the “Certificates”) a letter of transmittal together with instructions thereto.

Upon surrender to the Payment Agent of a Certificate (or affidavit of loss in lieu of a Certificate) for cancellation, together with such letter of transmittal, duly completed and validly executed, and such other documents as may be reasonably required by the Payment Agent in accordance with the terms of such materials and instructions or, in the case of any holder of Shares held in book-entry form, upon receipt of an “agent’s message” in customary form, in each case, the holder of such Certificate or Shares, as applicable, will be entitled to receive in exchange for the number of shares represented by such Certificate or the number of Shares, as applicable (and OpenText will cause the Payment Agent to pay and deliver in exchange therefor as promptly as practicable) an amount in cash equal to the product obtained by multiplying (1) the aggregate number of Shares represented by such Certificate or the number of Shares, as applicable, by (2) the Per Share Price (less any applicable withholding taxes in respect thereof).

If any cash deposited with the Payment Agent remains undistributed to holders of Zix common stock one (1) year after the Effective Time, such cash (including any interest received with respect thereto) will be delivered to OpenText, and any holder of Zix common stock who has not complied with the exchange procedures in the Merger Agreement will thereafter look only to the OpenText for payment of Per Share Price (less any applicable withholding Taxes in respect thereof).

If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder thereof (and if required by OpenText or the Payment Agent, deliver a bond in such amount as it may direct as indemnity against any claim that may be made against OpenText, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed), the Payment Agent will issue in exchange therefore the Per Share Price payable in respect thereof pursuant to the Merger Agreement.

Representations and Warranties. The Merger Agreement contains representations and warranties of Zix, OpenText and Purchaser.

Zix

In the Merger Agreement, Zix has made customary representations and warranties to OpenText and Purchaser that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things:

•	due organization, valid existence, good standing and authority and qualification to conduct business with respect to Zix and its subsidiaries;

•	Zix’s corporate power and authority to enter into and perform the Merger Agreement, and the enforceability of the Merger Agreement;

•	Zix’s board of directors’ approval, receipt of Citi’s fairness opinion and necessary actions on applicable “anti-takeover” law

•	the absence of conflicts with laws, Zix’s organizational documents and Zix’s material contracts;

•	required consents and regulatory filings in connection with the Merger Agreement;

•	the capital structure of Zix and Zix’s ownership of its subsidiaries;

•	the accuracy of Zix’s SEC filings and financial statements and the absence of certain specified undisclosed liabilities;

•	Zix’s internal controls and disclosure controls and procedures;

•	the absence of the occurrence of a Company Material Adverse Effect (as defined below) since December 31, 2020;

•	the conduct of the business of Zix and its subsidiaries in the ordinary course of business in all material respects since December 31, 2020;

•	material customers and suppliers, including the existence, status and enforceability of specified categories of Zix’s material contracts;

•	real property matters;

•	environmental matters;

•	intellectual property rights, including use of open source software by Zix and its subsidiaries;

•	data security and privacy;

•	tax matters;

•	employee benefit plans and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), compliance;

•	labor and employment matters;

•	material permits of Zix and its subsidiaries;

•	Zix’s and its subsidiaries’ compliance with applicable laws;

•	litigation and investigation matters;

•	payment of fees to brokers, investment bankers or other advisors in connection with the Merger Agreement;

•	compliance with anti-corruption laws;

•	compliance with laws in respect of international trade matters; and

•	interested party transactions.

Certain of the representations and warranties in the Merger Agreement made by Zix are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, “Company Material Adverse Effect” means any change, event, violation, inaccuracy, fact, effect or circumstance that, individually or in the aggregate, (A) has had or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Zix and its subsidiaries, taken as a whole; or (B) has prevented, materially impaired or delayed or would reasonably be expected to prevent or materially impair or delay the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement or the ability of Zix to perform its covenants and obligations pursuant to the Merger Agreement, it being understood that, in the case of clause (A), no change, event, violation, inaccuracy, fact, effect or circumstance to the extent arising from or resulting from the following (by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur (subject to the limitations set forth below):

•	changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally;

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changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (A) changes in interest rates or credit ratings in the United States or any other country; (B) changes in exchange rates for the currencies of any country; or (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

•	changes in conditions in the industries in which Zix and its subsidiaries generally conduct business;

•	changes in regulatory, legislative or political conditions in the United States or any other country or region in the world;

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any geopolitical conditions, outbreak of hostilities, acts of war, terrorism or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, terrorism or military actions) in the United States or any other country or region in the world;

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earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics or pandemics (including COVID-19) in the United States or any other country or region in the world;

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the announcement of the Merger Agreement (other than any announcement by Zix, any of its affiliates or any of its or their respective representatives that is not in compliance with the Merger Agreement and the Confidentiality Agreement) or the pendency of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of Zix and its subsidiaries with employees, suppliers, customers, partners, vendors, governmental authorities or any other third person (it being understood that this bullet will not apply for purposes of any representation or warranty the purpose of which is to address the consequences resulting from such matters or, to the extent related to any such representation or warranty, any Offer Condition);

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the compliance by any party with the terms of the Merger Agreement (other than the interim operating covenants), including any action taken or refrained from being taken pursuant to or in accordance with the Merger Agreement (other than the interim operating covenants), or the failure of Zix to take any action that Zix is specifically prohibited by the terms of the Merger Agreement from taking to the extent OpenText unreasonably withholds its consent thereto after a written request therefor pursuant to the interim operating covenants;

•	changes or proposed changes in GAAP or other accounting standards or applicable law or applicable tax law (or the enforcement or interpretation of any of the foregoing);

•

changes in the price or trading volume of Zix common stock, in each case in and of itself (it being understood that any cause of such change may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

•

any failure, in and of itself, by Zix and its subsidiaries to meet (A) any public estimates or expectations of Zix’s revenue, earnings or other financial performance metrics or results of operations for any period; or (B) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance metrics or results of operations (it being understood that any cause of any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

•

any legal proceeding commenced or threatened in writing against a party or any of its subsidiaries, affiliates or directors or otherwise relating to, involving or affecting such party or any of its subsidiaries or affiliates, in each case in connection with, arising from or otherwise relating to the Transactions; and

•	the availability or cost of equity, debt or other financing OpenText or Purchaser.

However, in the case of the exclusions set forth in the first seven bullets immediately above, to the extent any change, event, violation, inaccuracy, fact, effect or circumstance has had a materially disproportionate adverse effect on Zix relative to other companies of a similar size operating in the industries in which Zix and its subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect.

OpenText and Purchaser

In the Merger Agreement, OpenText and Purchaser have made customary representations and warranties to Zix that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things:

•	due organization, valid existence, good standing and authority and qualification to conduct business with respect to OpenText and Purchaser;

•	OpenText’s and Purchaser’s corporate power and authority to enter into and perform the Merger Agreement and the enforceability of the Merger Agreement;

•	the absence of conflicts with laws, OpenText’s or Purchaser’s organizational documents and OpenText’s or Purchaser’s contracts;

•	required consents and regulatory filings in connection with the Merger Agreement;

•	the absence of litigation;

•	the accuracy of the information supplied by or on behalf of OpenText or Purchaser for inclusion in this Schedule TO or in the Schedule 14D-9;

•	OpenText’s and certain of its affiliates’ lack of any ownership interest in Zix;

•	payment of fees to brokers, investment bankers or other advisors in connection with the Merger Agreement;

•	no required vote or consent of holders of any capital stock of OpenText;

•	matters with respect to OpenText’s financial capability and sufficiency of funds;

•	the absence of certain other agreements relating to the Merger;

•

the absence of certain agreements between OpenText and Purchaser, on the one hand, and any members of the Zix Board, management or other affiliates, on the other hand, except for the Tender and Voting Agreements; and

•	solvency of OpenText and the Surviving Corporation following the consummation of the Merger and the transactions contemplated by the Merger Agreement.

Certain of the representations and warranties in the Merger Agreement made by OpenText and Purchaser are qualified as to a “Parent Material Adverse Effect.” For purposes of the Merger Agreement, “Parent Material Adverse Effect” means with respect to OpenText or Purchaser, any change, event, violation, inaccuracy, fact, effect or circumstance that, individually or in the aggregate, has had or would reasonably be expected to prevent or materially impair or materially delay the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement or the ability of OpenText and Purchaser to perform their respective covenants and obligations pursuant to the Merger Agreement

None of the representations and warranties contained in the Merger Agreement survives the consummation of the Merger.

Covenants. The parties have agreed to a number of customary covenants in the Merger Agreement, including among others the covenants described below.

Conduct of Business. The Merger Agreement provides that, except as (1) expressly required by the Merger Agreement; (2) set forth in the disclosure letter to the Merger Agreement; (3) required by applicable law; or (4) approved in writing in advance by OpenText (which consent may not be unreasonably withheld, conditioned or delayed), during the period of time between the signing of the Merger Agreement and the earlier of the Termination of the Merger Agreement and the Effective Time (the “Pre-Closing Period”), Zix will, and will cause each of its subsidiaries to:

•	maintain its existence in good standing pursuant to applicable law

•	conduct its business and operations in the ordinary course of business consistent with past practice; and

•	use its commercially reasonable efforts to preserve intact its material assets, properties, contracts or other legally binding understandings, licenses and business organizations.

In addition, Zix has also agreed that, except as (1) set forth in the disclosure letter to the Merger Agreement; (2) approved by OpenText (which consent may not be unreasonably withheld, conditioned or delayed); (3) required by applicable law; or (4) expressly contemplated by the terms of the Merger Agreement, during the Pre-Closing Period, Zix will not, and will cause its subsidiaries not to:

•	amend or otherwise change any organizational documents of Zix or any of its subsidiaries;

•

propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or file a petition in bankruptcy under any provisions of applicable bankruptcy law on its behalf, or consent to the filing of any bankruptcy petition against it under any similar applicable law;

•

issue, grant, sell, or deliver, or agree or commit to issue, grant, sell or deliver, any Zix securities (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), except for (i) the issuance, delivery or sale of Shares pursuant to Zix stock-based awards or Zix options outstanding as of November 5, 2021, in accordance with their terms in effect on the date of the Merger Agreement, or (ii) as described in the disclosure letter to the Merger Agreement

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directly or indirectly acquire, repurchase or redeem any securities, except (i) with respect to Zix securities pursuant to the terms and conditions of Zix stock-based awards or Zix options outstanding as of November 5, 2021 in accordance with their terms as in effect on the date of the Merger Agreement in order to satisfy tax obligations with respect to awards granted pursuant to Zix stock plans or pay the exercise price of Zix options; or (ii) in connection with transactions between Zix and any of its direct or indirect subsidiaries;

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(i) acquire (by merger, consolidation or acquisition of stock or assets) any other person or business or any material equity interest therein or enter into any joint venture, partnership, limited liability corporation or similar arrangement with any third person; or (ii) dispose of, sell, assign or abandon of (by merger, consolidation, disposition of assets, lease or otherwise), directly or indirectly, any material assets, properties, interests or businesses;

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(i) adjust, split, subdivide, combine or reclassify any shares of capital stock, or issue or authorize or propose the issuance of any other Zix securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity or voting interest; (ii) declare, set aside, establish a record date for, authorize or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock or other equity or voting interest, except for cash dividends made by any direct or indirect wholly owned subsidiary of Zix to Zix or one of its other wholly owned subsidiaries; (iii) pledge or encumber or otherwise suffer to exist any lien on any shares of its capital stock or other equity or voting interest or any other Zix securities; or (iv) modify the terms of any shares of its capital stock or other equity or voting interest

•

subject to certain specified exceptions (i) incur or assume any indebtedness or issue any debt securities or (ii) make or forgive any loans, advances or capital contributions to, or investments in, any other person;

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except as required to comply with applicable law or by the terms of any of Zix’s benefit plans as in effect on the date of the Merger Agreement, (i) establish, adopt, enter into, terminate or amend, or take any action to accelerate the vesting, payment or funding of any compensation, or benefits under, any Company Benefit Plan, including with respect to any Company Stock-Based Award or Company Option, , (ii) grant to any Service Provider any increase in cash compensation, bonus, incentive or fringe or other benefits or pay any compensation or benefit not required by (or accelerate the timing of payment or vesting of any payment becoming due under) any existing Company Benefit Plan, except (1) increases in annual base cash compensation for individual service providers whose annual base cash compensation is less than or equal to $200,000 and who have received credible employment offers from a third party employer to the extent necessary to counter such third party offers, not to exceed $500,000 for all service providers in the aggregate, or (2) making Company Benefit Plans available to any new hires of employees of Zix in the ordinary course of business and consistent with past practice at the vice president level or below, (iii) grant to any service provider or, increase the amount of any change in control, retention, transaction bonus, severance, termination pay or similar payments; (iv) enter into any employment, consulting, change in control, retention, transaction bonus, severance, termination or similar agreement with any service provider (other than offer letters or consulting agreements entered into with newly-hired non-officer employees or consultants in the ordinary course of business and consistent with past practice that do not include change in control, retention, transaction bonus, severance, notice or similar payments or obligations); (v) hire, engage or terminate the employment or engagement of any service provider, other than any non-officer or employee of Zix or any of its subsidiaries with an annual base cash compensation of less than $200,000 in the ordinary course of business and other than terminations for cause; or (F) communicate with the employees of Zix or any of its subsidiaries with respect to the compensation, benefits or other treatment they will receive following the Effective Time, unless such communication is approved by OpenText in advance of such communication;

•	negotiate, enter into, amend or extend any contract with any union, works council or other employee representative body;

•	subject to certain specified exceptions, settle, release, waive or compromise any pending or threatened legal proceeding;

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(i) make (other than consistent with past practice), change or revoke any material tax election; (ii) settle or compromise any material tax dispute, audit, investigation, proceeding, claim or assessment; (iii) consent to any extension or waiver of any limitation period with respect to any material tax claim or assessment; (iv) knowingly surrender any material tax refund or right thereto; (v) elect (other than consistent with past practice) or change materially any method of accounting for tax purposes or tax accounting period; (vi) file any material amended tax return; or (vii) enter into a closing agreement with any governmental authority regarding any tax;

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(i) incur, authorize or commit to incur any capital expenditures (excluding, for the avoidance of doubt, internal and external capitalized labor costs) in excess of $1,000,000 in the aggregate, other than consistent with the capital expenditure budget set forth in the disclosure letter to the Merger Agreement; (ii) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any affiliate of Zix or other person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404; or (iii) effectuate a “mass layoff” as defined in “WARN” (which means the United States Worker Adjustment and Retraining Notification Act, as amended, together with any similar applicable state, local or foreign laws) or other employee layoff event affecting in whole or in part any site of employment, facility, operating unit or employee;

•

adopt or implement any stockholder rights plan or similar arrangement, in each case, applicable to the Transactions or any other transaction to be consummated pursuant to OpenText’s rights under the non-solicitation covenant;

•	create any subsidiary;

•	make or adopt any material change in its accounting methods, principles or practices, except as may be required by a change in GAAP or law;

•	enter into a new line of business or abandon or discontinue any line of business;

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subject to certain specified exceptions, (i) sell, transfer, license, encumber or otherwise dispose of any material Zix intellectual property; (ii) cancel, compromise, waive, or release any material right or claim under Zix intellectual property or take any action or fail to take any action that would reasonably be likely to result in the loss, lapse, abandonment, invalidity or unenforceability of any material Zix intellectual property; or (iii) enter into any source code escrow agreement with respect to, or otherwise agree to, or do, disclose, deposit or provide to any third person, including an escrow agent or similar person, the source code of any Zix software;

•	take any action or refrain from taking any action that would result in Zix or any of its subsidiaries not being compliant, in all material respects, with all privacy and data security requirements;

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enter into, amend, grant a material waiver under or modify in any material respect, terminate or transfer to any person other than a wholly owned subsidiary of Zix any Subject Contract (as defined in the Merger Agreement) or any contract that would constitute a Subject Contract if in effect as of the date of the Merger Agreement, in each case other than in the ordinary course of business;

•	materially amend, modify, renew or terminate any lease or enter into any new material lease, sublease, license or other agreement for the use or occupancy of any real property; or

•	enter into, authorize any of, or agree or commit to enter into a contract to take any of the actions prohibited by the above.

Access to Information. Under the Merger Agreement, during the Pre-Closing Period, Zix must, and must cause its subsidiaries to, afford to OpenText and its representatives reasonable access during normal business hours, upon reasonable advance notice, to the properties, books and records and personnel of Zix and its subsidiaries, subject to applicable law and customary exclusions for certain confidential information.

Acquisition Proposals. Under the Merger Agreement, Zix is required to (i) as promptly as practicable (and in any event, within two business days after November 7, 2021) request the prompt return or destruction of all confidential information previously furnished to any person that has made or indicated an intention to make any inquiry, proposal, discussion or offer regarding any potential Acquisition Transaction (as defined below) or that constitutes or would reasonably be expected to lead to an Acquisition Proposal within the past one year and (ii) enforce the provisions of any confidentiality or non-disclosure agreements entered into in connection with such an inquiry, proposal, discussion or offer. During the Pre-Closing Period, Zix has agreed not to, and to cause its subsidiaries and their respective directors and executive officers not to, and Zix will not authorize or knowingly permit any of its or its subsidiaries’ employees, consultants or other representatives to directly or indirectly, among other things:

•

solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

•

furnish any non-public information relating to Zix or any of its subsidiaries or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Zix or any of its subsidiaries (other than OpenText, Purchaser or any of their respective designees), in any such case in connection with any Acquisition Proposal or with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal;

•

participate, or engage in discussions or negotiations, with respect to an Acquisition Proposal or with respect to any proposals or inquiries relating to the making of an Acquisition Proposal (other than only informing persons of these non-solicitation provisions);

•	approve, endorse or recommend any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

•

enter into any letter of intent, memorandum of understanding, term sheet, agreement in principle, merger agreement, acquisition agreement or other contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement (as defined below) or a potential Acquisition Proposal (any such letter of intent, memorandum of understanding, term sheet, agreement in principle, merger agreement, acquisition agreement or other contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”); or

•	authorize or commit to do any of the foregoing.

Notwithstanding these restrictions, under certain circumstances, prior to the Offer Acceptance Time, Zix may, following execution of an Acceptable Confidentiality Agreement, participate or engage in discussions or negotiations with, furnish information to, afford access to and otherwise facilitate the making of a Superior Proposal by (as defined below) a person that has made, renewed or delivered to Zix a bona fide unsolicited written Acquisition Proposal (not resulting from a breach of the non-solicitation covenant) if the Zix Board determines in good faith after consultation with its financial advisor and its outside legal counsel that such proposal is or is reasonably likely to lead to a Superior Proposal and to not do so would be inconsistent with the directors’ exercise of their fiduciary duties (provided that Zix may contact such persons in writing to clarify ambiguous terms and conditions which are necessary to determine whether an Acquisition Proposal is a Superior Proposal).

Zix will promptly, and in any event within twenty-four hours of receiving any Acquisition Proposal, notify OpenText in writing of the receipt of such Acquisition Proposal, its terms and conditions, the identity of the person or “group” making such Acquisition Proposal, and, as reasonably promptly as practicable, provide to OpenText a copy of such Acquisition Proposal if in writing, or a written summary of the material terms of such Acquisition Proposal if oral. In addition, Zix will keep OpenText reasonably informed, on a reasonably prompt basis, of the status and terms of any such offers or proposals (including any updates or amendments thereto) and the status of any such discussions or negotiations.

For purposes of this Schedule TO and the Merger Agreement:

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing substantive terms no less restrictive or more favorable in any material respect to the counterparty than those contained in the Confidentiality Agreement (as defined below) (except for such changes specifically necessary in order for Zix to be able to comply with its obligations under the Merger Agreement), including with respect to any “standstill” or similar provisions or the making of any Acquisition Proposal;

“Acquisition Proposal” means any offer or proposal (other than an offer or proposal by OpenText or Purchaser), whether or not in writing, relating to an Acquisition Transaction;

“Acquisition Transaction” means any transaction or series of related transactions (other than the Offer, the Merger and the other transactions contemplated by the Merger Agreement) involving: (i) any direct or indirect purchase or other acquisition by any Person or Group (each as defined in the Merger Agreement), whether from Zix or any other Person, of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing more than 15 percent of the total outstanding voting power of Zix after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or Group that, if consummated in accordance with its terms, would result in such Person or Group beneficially owning more than 15 percent of the total outstanding voting power of Zix after giving effect to the consummation of such tender offer or exchange offer; (ii) any direct or indirect purchase (including by way of a merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction) or other acquisition by any Person or Group of assets constituting or accounting for more than 15 percent of the revenue, net income or consolidated assets of Zix and its subsidiaries, taken as a whole and measured as of the date of such purchase or acquisition; (iii) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution, joint venture, spin-off, split-off or other similar transaction involving Zix pursuant to which any Person or Group would hold securities representing more than 15 percent of the total outstanding voting power of Zix (or the surviving company) outstanding after giving effect to the consummation of such transaction; or (iv) any combination of the foregoing; and

“Superior Proposal” means any bona fide written Acquisition Proposal on terms that the Zix Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) is reasonably likely to be consummated in accordance with its terms and is more favorable, from a financial point of view, to Zix stockholders (in their capacity as such) than the Merger and the Offer (taking into account (i) any revisions to the Merger Agreement made or proposed in writing by OpenText prior to the time of such determination and (ii) all legal, regulatory, and financing aspects of the proposal (including certainty of closing) and the identity of the Person making the proposal and all other aspects of the Acquisition Proposal that the Zix Board (or a committee thereof) deems in good faith to be relevant). For purposes of the reference to an

“Acquisition Proposal” in this definition, all references to “15 percent” in the definition of “Acquisition Transaction” will be deemed to be references to “67 percent.”

The Zix Board’s Recommendation; Company Board Recommendation Change. As described above, and subject to the provisions described below, the Zix Board has made the recommendation that the holders of shares of Zix common stock vote “FOR” the proposal to adopt the Merger Agreement. The Merger Agreement provides that the Zix Board may not effect a Company Board Recommendation Change except as described below.

The Zix Board may not (with any action described in the following being referred to as an “Company Board Recommendation Change”):

•	withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation in a manner adverse to OpenText or Purchaser;

•	adopt, approve, endorse, recommend or otherwise declare advisable, or propose publicly to adopt, approve, endorse, recommend or otherwise declare advisable, an Acquisition Proposal;

•	make any public statement, filing or release materially inconsistent with the Company Board Recommendation;

•	fail to publicly reaffirm the Company Board Recommendation within 4 business days after OpenText so requests in writing;

•

take or fail to take any formal action or make or fail to make any recommendation or public statement in connection with a tender or exchange offer (other than the Transactions), other than a recommendation against such offer or a “stop, look and listen” communication by the Zix Board (or a committee thereof) to the Zix stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) (it being understood that the Zix Board (or a committee thereof) may refrain from issuing a recommendation against such tender or exchange offer until 5:30 P.M., Central time, on the 10th business bay after the commencement of a tender or exchange offer in connection with such Acquisition Proposal without such action being considered a violation of this Section 5.3(c)(i)); or

•	fail to include the Company Board Recommendation in the Schedule 14D-9.

Notwithstanding the restrictions described above in “— Acquisition Proposals,” prior to the acceptance of the Offer, the Zix Board is permitted in certain circumstances and subject to Zix’s compliance with certain obligations (as summarized below), to (i) make a Company Board Recommendation Change, and (ii) terminate the Merger Agreement and enter into a definitive written agreement providing for a Superior Proposal.

Prior to the Offer Acceptance Time, if Zix receives a bona fide written Acquisition Proposal (which Acquisition Proposal did not result from a breach of the non-solicitation covenant) that the Zix Board (or a committee thereof) concludes in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal, then the Zix Board may (A) effect a Company Board Recommendation Change with respect to such Superior Proposal; or (B) authorize Zix to terminate the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, in each case if and only if (1) the Zix Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties pursuant to applicable law; (2) Zix and each of its representatives has complied in all material respects with its obligation pursuant to the non-solicitation covenant; (3) (i) Zix has provided prior written notice to OpenText at least four business days in advance (the “Proposal Notice Period”) to the effect that the Zix Board (or a committee thereof) has (a) received a written Acquisition Proposal that has not been withdrawn; (b) concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal; and (c) resolved to effect a Company Board Recommendation Change or to terminate the Merger Agreement, which notice will describe the basis for such Company Board Recommendation Change or termination, including the identity of the Person or Group making such Acquisition Proposal, the price and other material terms of such Acquisition Proposal and include copies of all relevant documents relating to such Acquisition Proposal and (ii) prior to effecting such Company Board Recommendation Change or termination, Zix and its representatives, until 11:59 P.M. Central time on the last day of the Proposal Notice Period, have (x) negotiated with OpenText and its representatives in good faith (to the extent that OpenText desires to negotiate) to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal; and (2) taken into account any adjustments to the terms and conditions of the Merger Agreement and related Transaction Documents proposed by OpenText and other information provided by OpenText during the Proposal Notice Period, in each case, that are offered in writing by OpenText, no later than 11:59 P.M. Central time on the last day of the Proposal Notice Period, it being understood that in the event of any material revision, amendment, update or supplement to such Acquisition Proposal, Zix will be required to deliver a new written notice to OpenText and to comply with the requirements of this paragraph with respect to such new written notice (with the “Proposal Notice Period” in respect of such new written notice being two business days); (4) at the end of the Proposal Notice Period (including any subsequent Proposal Notice Period as provided in the final proviso of the foregoing clause (3), the Zix Board (or a committee thereof) must have in good faith (after taking into account OpenText’s proposed revisions to the terms and conditions of the Merger Agreement and any other information provided by OpenText) reaffirmed its determination that such Acquisition Proposal is a Superior Proposal; and (5) in the event of any termination of the Merger Agreement in order to cause or permit Zix or any of its subsidiaries to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, Zix will have validly terminated the Merger Agreement in accordance with its terms, including paying the Termination Fee (as defined below) in accordance with the Merger Agreement.

Prior to the Offer Acceptance Time, in response to an Intervening Event (as defined below) the Zix Board (or a committee thereof) may effect a Company Board Recommendation Change if the Zix Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties pursuant to applicable law if and only if (1) Zix has provided prior written notice to OpenText at least four business days (the “Event Notice Period”) in advance to the effect that the Zix Board (or a committee thereof) has (A) so determined and (B) resolved to effect a Company Board Recommendation Change pursuant to this paragraph, which notice will describe the Intervening Event in reasonable detail; (2) prior to effecting such Company Board Recommendation Change, (x) Zix and each of its representatives has complied in all material respects with its obligations pursuant to non-solicitation covenant and (y) Zix and its representatives, until 11:59 P.M. Central time at the last day of the Event Notice Period, have (A) negotiated with OpenText and its representatives in good faith (to the extent that OpenText requests to negotiate) to make such adjustments to the terms and conditions of the Merger Agreement so that the Zix Board (or a committee thereof) no longer determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to make a Company Board Recommendation Change in response to such Intervening Event would be inconsistent with its fiduciary duties pursuant to applicable law; and (B) permitted OpenText and its representatives to make a presentation to the Zix Board regarding the Merger Agreement and any adjustments with respect thereto (to the extent that OpenText requests to make such a presentation); and (3) following such Event Notice Period, the Zix Board (or a committee thereof) (after consultation with its financial advisor and outside legal counsel and taking into account OpenText’s proposed revisions to the terms and conditions of the Merger Agreement and any other information provided by OpenText) shall have determined that the failure of the Zix Board (or a committee thereof) to make such a Company Board Recommendation Change would be inconsistent with its fiduciary duties pursuant to applicable law; provided, that each time material modifications to the Intervening Event occur, Zix is required to notify OpenText of such modification and the time period set forth in the preceding clause (2) will recommence and be extended for two business days from the day of such notification.

An “Intervening Event” means any change, event, violation, inaccuracy, fact, effect or circumstance, or any material consequence of such change, event, violation, inaccuracy, fact, effect or circumstance, that (i) as of the date of the Merger Agreement was not known or reasonably foreseeable, in each case by the Zix Board as of or prior to the date of the Merger Agreement; (ii) materially improved or materially improves, or would be reasonably likely to materially improve the business, financial condition, assets and liabilities or results of operations of Zix and its subsidiaries; and (iii) does not relate to (A) an Acquisition Proposal, (B) OpenText, Purchaser or the Merger Agreement or (C) the mere fact, in and of itself, that Zix meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date of the Merger Agreement, or changes after the date of the Merger Agreement in the price or trading volume of the Zix common stock or the credit rating of Zix (it being understood that the underlying cause of any of the foregoing in this clause (C) may be considered and taken into account)

Notwithstanding the non-solicitation restrictions and other restrictions described above, the Merger Agreement does not prohibit Zix or the Zix Board (or a committee thereof) from (A) taking and disclosing to Zix stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including making a “stop, look and listen” communication by the Zix Board (or a committee thereof) to Zix stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (B) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (C) informing any Person of the existence of the provisions contained in the non-solicitation covenant; or (D) making any disclosure to the Zix stockholders (including regarding the business, financial condition or results of operations of Zix and its subsidiaries) that the Zix Board (or a committee thereof) has determined in good faith is required by applicable law.

Efforts to Consummate; Filings. The Merger Agreement requires each of Zix and OpenText to use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties to the Merger Agreement in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable law or otherwise to consummate and make effective, as promptly as practicable, the Merger, the Offer and the other transactions contemplated by the Merger Agreement, including by using reasonable best efforts to (i) obtain all consents, waivers, approvals, orders and authorizations from governmental authorities; and (ii) make all registrations, declarations and filings with governmental authorities, in each case that are necessary or advisable to consummate the Transactions.

Pursuant to the Merger Agreement, OpenText and Purchaser, on one hand, and Zix, on the other hand is required to (i) file with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United Stated Department of Justice (the “DOJ”) a Notification and Report Form relating to the Merger Agreement and the Merger as required by the HSR Act within ten (10) business days following the date of the Merger Agreement; and (ii) to the extent required in the reasonable judgment of counsel to OpenText and Zix, file comparable pre-merger or post-merger notification filings, forms and submissions with any governmental authority pursuant to other applicable antitrust laws or investment laws in connection with the Transactions, with OpenText having primary responsibility for the making of such filings. Subject to the obligations in the following paragraph, each of OpenText and Zix is required to use its reasonable best efforts to (A) cooperate and coordinate (and cause its respective affiliates to cooperate and coordinate) with the other in the making of such filings; (B) supply the other (or cause the other to be supplied) as promptly as reasonably practicable with any information that may be required in order to make such filings; (C) supply (or cause the other to be supplied), to the extent reasonable and advisable, as promptly as reasonably practicable (and in all cases within the amount of time allowed by the applicable governmental authority), any additional documents or information that may be required or requested by the FTC, the DOJ or the governmental authorities of any other applicable jurisdiction in which any such filing is made; and (D) take all action necessary to (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other antitrust laws applicable to the Transactions; and (2) obtain any required consents pursuant to any antitrust laws or investment laws applicable to the Transactions, in each case as soon as reasonably practicable. OpenText is required to pay all filing fees under the HSR Act and for any filings required under foreign antitrust laws or investment laws, but Zix will bear its own costs for the preparation of any such filings. If any party to the Merger Agreement receives a request for additional information or documentary material from any governmental authority with respect to the Transactions pursuant to the HSR Act or any other antitrust laws or investment laws applicable to the Transactions, then such party will make (or cause to be made), as soon as reasonably practicable and after consultation with the other parties, an appropriate response in compliance with such request.

To the extent necessary to obtain clearance of the Transactions pursuant to the HSR Act, each of OpenText and Purchaser (and their respective affiliates, if applicable) will offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, (i) the sale, divestiture, license or other disposition of any and all of the capital stock or other equity or voting interests, assets (whether tangible or intangible), rights, products or businesses of Zix and its subsidiaries; and (ii) any other restrictions on the activities of Zix and its subsidiaries. Notwithstanding the foregoing or anything to the contrary in the Merger Agreement, (A) none of OpenText, Purchaser nor any of their affiliates will be required to: (1) contest, defend and appeal any legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Transactions or (2) offer, negotiate, commit to, or effect any sale, divestiture, license, disposal or holding separate or any other restriction that would, individually or in the aggregate, reasonably be expected to have a Burdensome Effect, and (B) Zix will not, and will cause its subsidiaries to not, take any action contemplated by this paragraph without the prior written consent of OpenText. “Burdensome Effect” means (I) any sale, divestiture, license, disposal or holding separate of any capital stock or other equity or voting interests, assets (whether tangible or intangible), rights, products or businesses of OpenText or any of its subsidiaries or affiliates (other than, from and after the Closing, Zix and its subsidiaries) or any other restriction on the activities of OpenText or any of its subsidiaries or affiliates (other than, from and after the Closing, Zix and its subsidiaries) or (II) a material and adverse effect on (x) the assets (whether tangible or intangible), rights, products, operations, results or businesses of Zix and its subsidiaries, taken as a whole, or (y) the benefits that OpenText and its affiliates expect to obtain from the consummation of the Transactions (assuming for such purposes that none of the actions described in the first sentence of this paragraph are taken). Zix will, and will cause its subsidiaries to, fully cooperate with OpenText and Purchaser and their respective affiliates with respect to the matters contemplated by this antitrust and investments law filings covenant; provided, however, that the foregoing will not require Zix or any of its subsidiaries to agree to any sale, divestiture, license or other disposition, or any restriction on its or its subsidiaries’ activities, unless the consummation thereof is conditioned upon the occurrence of the Closing.

The Merger Agreement provides that the parties to the Merger Agreement shall prepare and submit a joint voluntary declaration to the Committee on Foreign Investment in the United States (“CFIUS”) in accordance with subpart D of 31 C.F.R. part 800 (a “CFIUS Declaration”) as soon as reasonably practicable after the date of the Merger Agreement. If, at the conclusion of CFIUS’ thirty-day assessment period following the submission of such CFIUS Declaration, OpenText determines it to be advisable, or upon request from CFIUS, the parties to the Merger Agreement shall prepare and submit a draft joint voluntary notice to CFIUS with respect to the Transactions (the “Draft CFIUS Filing”) as soon as reasonably practicable thereafter. After receipt of confirmation that CFIUS has no further comments or inquiries related to the Draft CFIUS Filing, the parties to the Merger Agreement shall as soon as reasonably practicable submit a formal joint voluntary notice to CFIUS with respect to the Transactions (the “CFIUS Filing”).

Director and Officer Indemnification. For a period of six years from the Closing Date, the Surviving Corporation and its subsidiaries will (and OpenText will cause the Surviving Corporation and its subsidiaries to) honor and fulfill, in all respects, the obligations of Zix and its subsidiaries pursuant to and in accordance with any indemnification agreements entered into (and copies of which have been made available to OpenText prior to the date of the Merger Agreement) prior to the date of the Merger Agreement between Zix and any of its subsidiaries, on the one hand, and any of their respective current or former directors, officers or employees (and any person who becomes a director, officer or employee of Zix or any of its subsidiaries prior to the Effective Time), on the other hand (collectively, the “Indemnified Persons”) for any acts or omissions by such Indemnified Persons occurring prior to the Effective Time. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its subsidiaries will (and OpenText will cause the Surviving Corporation and its subsidiaries to) cause the certificates of incorporation, bylaws and other similar organizational documents of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Restated Articles of Incorporation of Zix in effect as of the date of the Merger Agreement, the bylaws of Zix in effect as of the date of the Merger Agreement and the other similar organizational documents of Zix and its subsidiaries, as applicable, as of the date of the Merger Agreement (and copies of which have been made available to OpenText prior to the date of the Merger Agreement). During such six-year period, such provisions may not be repealed, amended or otherwise modified in any manner except as required by applicable law. Without limiting the generality of the foregoing, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will (and OpenText will cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent permitted by applicable law and any indemnification agreements with Zix or any of its subsidiaries in effect as of the Effective Time, each Indemnified Person from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any legal proceeding, whether civil, criminal, administrative or investigative, to the extent that such legal proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as a director or officer of Zix or any of its subsidiaries(to the extent that such action or omission, or alleged action or omission, occurred prior to or at the Effective Time); and (ii) the Transactions, as well as any actions taken by Zix, OpenText or Purchaser with respect to the Transactions (including any disposition of assets of the Surviving Corporation or any of its subsidiaries that is alleged to have rendered the Surviving Corporation or any of its subsidiaries insolvent). In the event of a legal proceeding, OpenText or Surviving Corporation shall have the right to control the defense, each Indemnified Person will be entitled to retain his or her own counsel, OpenText or Surviving Corporation will advance all fees and expenses incurred by an Indemnified Person in the defense of such legal proceeding (subject to receipt of an undertaking by on their behalf to repay any amount if it is ultimately determined that such Indemnified Person is not entitled to indemnification), and no Indemnified Person will be liable for any settlement effect without their consent.

During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will (and OpenText will cause the Surviving Corporation to) maintain in effect Zix’s and its subsidiaries’ current directors’ and officers’ liability insurance as in effect on the date of the Merger Agreement (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to those of the D&O Insurance. In satisfying its obligations pursuant to this paragraph, the Surviving Corporation will not be obligated to pay annual premiums in excess of 300 percent of the amount paid by Zix for coverage for its last full fiscal year (such 300 percent amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as Zix’s current directors’ and officers’ liability insurance carrier. Prior to the Effective Time, and in lieu of maintaining the D&O Insurance pursuant to this paragraph, Zix may purchase a prepaid “tail” policy (the “Tail Policy”) with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as Zix’s current directors’ and officers’ liability insurance carrier so long as the annual cost for the Tail Policy does not exceed the Maximum Annual Premium. If Zix purchases the Tail Policy prior to the Effective Time, then the Surviving Corporation will (and OpenText will cause the Surviving Corporation to) maintain the Tail Policy in full force and effect and continue to honor its obligations thereunder for so long as the Tail Policy is in full force and effect.

Section 16 Matters. Prior to the Effective Time, Zix will take all actions reasonably necessary to cause the Transactions, and any dispositions of equity securities of Zix (including derivative securities) in connection with the Transactions by each individual who is a director or executive officer of Zix to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

Approval of Compensation Arrangements. The Merger Agreement provides that, prior to scheduled expiration of the Offer, Zix (acting through the compensation committee of the Zix Board) shall use reasonable efforts to take all such steps as may be required to cause to be exempt under Rule 14d-10 promulgated under the Exchange Act any “employment compensation, severance or other employee benefit arrangement” and to ensure that any such “employment compensation, severance or other employee benefit arrangement” fall within the safe harbor provision of such rule.

Stock Exchange De-listing. Prior to the Effective Time, Zix will cooperate with OpenText and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable law to cause (a) the delisting of Zix common stock from Nasdaq as promptly as practicable after the Effective Time; and (b) the deregistration of Zix common stock pursuant to the Exchange Act as promptly as practicable after such delisting.

Employee Benefit Matters. For purposes of the Merger Agreement, a “Company Benefit Plan” means any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation or employee benefits, including each employment agreement, consulting agreement, independent contractor agreement, bonus, commission, stock option, stock purchase or other equity-based award, performance award, incentive compensation, profit sharing, savings, retirement, pension, disability, life insurance, health or medical benefits, employee assistance program, sick leave, vacation or other paid time-off, deferred compensation, severance, termination pay, post-employment or retirement benefits, retention, transaction bonus, change of control compensation, and fringe, welfare or other employee benefit or other similar plan, program, policy, practice, contract, agreement or other arrangement providing for remuneration of any kind, whether or not in writing, whether funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), in each case, which is sponsored, entered into, maintained, contributed to (or required to be sponsored, entered into, maintained or contributed to) for the benefit of any service provider or with respect to which Zix or any of its subsidiaries or “ERISA Affiliates” (which means any person under common control with Zix or any subsidiary or that, together with Zix, could be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or within the meaning of Section 414(b), (c), (m) or (o) of the Code at the relevant time) has any liability, contingent or otherwise.

A “Company Employee” means, for purposes of the Merger Agreement, any employee of Zix or Zix’s subsidiaries who is employed immediately prior to the Effective Time and who remains employed with the Surviving Corporation or any other affiliate of OpenText following the Effective Time.

The Merger Agreement provides that for a period of one year following the Effective Time, the Surviving Corporation will honor all Company Benefit Plans, other than broad-based Company Benefit Plans, in accordance with their terms as in effect immediately prior to the Effective Time, and will not terminate or materially amend such Company Benefit Plans except as required by law. The Merger Agreement also provides that during the one-year period immediately following the Effective Time, OpenText will, or will cause the Surviving Corporation to, provide to each Company Employee, for so long as the Company Employee remains so employed by the Surviving Corporation or any other affiliate of OpenText, annual base salary, bonus and incentive opportunities and other compensation and employee benefits that, with respect to each employee, are substantially similar in the aggregate to the base salary, bonus and incentive opportunities and other compensation and employee benefits provided to such Company Employee immediately prior to the closing date (excluding, in each case, any paid time off or vacation, equity-based, change in control, retention, transaction bonus, severance or similar compensation or benefits), provided that for purposes of any benefits or payments related to defined contribution benefit plans, such benefits and payments shall be deemed to be comparable provided that they are at least as favorable as the benefits or payments OpenText provides to its similarly situated employees.

The Merger Agreement provides that, except as otherwise required under applicable law, OpenText shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to give Company Employees full credit for such Company Employees’ service with Zix for purposes of eligibility, vesting and determination of the level of benefits under any benefit plans maintained by OpenText or the Surviving Corporation or any affiliate of either in which a Company Employee participates to the same extent recognized by Zix immediately prior to the closing date of the Merger (including for purposes of vacation accrual but excluding for purposes of any defined benefit pension plans, equity-based, change in control, retention, transaction bonus, severance, or similar compensation or benefits); provided, however, that such service shall not be credited to the extent that it would result in a duplication of coverage or benefits with respect to the same period of service.

The Merger Agreement provides that OpenText will, or will cause the Surviving Corporation to, use commercially reasonable efforts to (i) waive any preexisting condition limitations otherwise applicable to Company Employees and their eligible dependents under any plan of OpenText or any of its affiliates that provides health benefits in which Company Employees participate following the closing of the Merger, other than any limitations that were in effect with respect to such employees as of the closing date under the analogous Company Benefit Plan; and (ii) honor any co-payments, deductibles and out-of-pocket maximums incurred by a Company Employee and his eligible dependents under the health plans in which they participated immediately prior to the closing date during the portion of the calendar year that prior to the closing date in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of OpenText or any of its affiliates in which they are eligible to participate after the closing date in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred; and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Company Employee and his or her eligible dependents on or after the closing date, in each case to the extent such Company Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Company Benefit Plan prior to the closing date.

Notwithstanding anything to the contrary set forth in the Merger Agreement, the provisions of Merger Agreement are solely for the benefit of the respective parties to the Merger Agreement and no provisions of the Merger Agreement relating to Company Benefit Plans, express or implied, will be deemed to (i) guarantee employment for any period of time for, or preclude the ability of OpenText, the Surviving Corporation or any of their respective subsidiaries to terminate the employment of any Continuing Employee or any other person for any reason; (ii) subject to the limitations and requirements specifically set forth in the Merger Agreement, require OpenText, the Surviving Corporation or any of their respective subsidiaries to maintain or continue any Company Benefit Plan or prevent the amendment, modification, suspension or termination of any employee benefit plan, program or arrangement sponsored by OpenText, the Surviving Corporation or any of their affiliates after the Effective Time; or (iii) be treated as an amendment of, or undertaking to amend, any Company Benefit Plan.

Director Resignations. At the Closing, Zix shall deliver to OpenText evidence reasonably satisfactory to OpenText of the resignation of the directors and officers, in their capacities as such, of Zix and its subsidiaries (other than directors of the subsidiaries whom OpenText determines shall continue to serve in such capacities following the Effective Time), effective at the Effective Time.

Litigation Notices. During the Pre-Closing Period, Zix will provide OpenText with prompt notice of all Transaction Litigation (as defined below) (including by providing copies of all pleadings with respect thereto) and keep OpenText reasonably informed with respect to the status thereof.

Zix will (a) give OpenText the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with OpenText with respect to the defense, settlement and prosecution of any Transaction Litigation. Zix may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, in full or in part, any Transaction Litigation unless OpenText has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed). “Transaction Litigation” means any legal proceeding commenced or threatened in writing against a party to the Merger Agreement or any of its subsidiaries, affiliates or directors or otherwise relating to, involving or affecting such party or any of its subsidiaries or affiliates, in each case in connection with, arising from or otherwise relating to the Transactions, including any legal proceeding alleging or asserting any misrepresentation or omission in the Schedule 14D-9, any document that Zix determines it is required to file with the SEC in connection with the Transactions pursuant to applicable law (other than the Schedule 14D-9) (a “Required Company Filing”) or any other communications to Zix stockholders, other than any legal proceedings among the parties related to the Merger Agreement or the Confidentiality Agreement, the Tender and Voting Agreements and any other document contemplated by those agreements or any document or instrument delivered in connection with the Merger Agreement or those agreements, and other than any legal proceeding involving or arising under CFIUS or any applicable antitrust laws or investment laws.

Payoff of Existing Zix Indebtedness. Zix will deliver to OpenText, by no later than two business days prior to the Closing, a customary payoff letter (the “Payoff Letter”) in connection with the repayment of all outstanding indebtedness under or in connection with the Credit Agreement, dated as of February 20, 2019, by and among Zix, the lenders from time to time party thereto and Truist Bank (as successor to SunTrust Bank), as administrative agent (as amended, restated, supplemented or otherwise modified from time to time) (the “Credit Agreement”) (including fees and expenses related thereto), which Payoff Letter, together with any related release documentation, shall provide for, among other customary items (and subject to receipt of the applicable payoff amount), customary lien and guarantee releases. As required, OpenText will provide (or cause to be provided) to Zix funds in an amount equal to the amount necessary for Zix to repay and discharge in full all amounts outstanding under or in connection with the terms of the Credit Agreement (including fees and expenses related thereto) in accordance with the Payoff Letter and the terms hereof. Substantially concurrently with the Effective Time, Zix will repay and discharge such indebtedness and other amounts in accordance with the Payoff Letter and the terms hereof.

Conditions to the Offer. Conditions to the Offer are described below under Section 13 — “Conditions to the Offer.”

Conditions to the Closing of the Merger. Pursuant to the Merger Agreement, each of OpenText’s, Purchaser’s and Zix’s obligations to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable law) at or prior to the Effective Time of each of the following conditions: (a) No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger will be in effect, no action will have been taken by any governmental authority of competent jurisdiction, and no law will have been enacted, entered, issued, promulgated, enforced or deemed applicable to the Merger, that, in each case, prohibits, makes illegal or enjoins the consummation of the Merger; and (b) Purchaser (or OpenText on Purchaser’s behalf) will have irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the Effective Time in the following ways:

•	By mutual written consent of Zix and OpenText;

•	By either Zix or OpenText:

•

at any time prior to the Effective Time if any (i) permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Transactions is in effect, or any action has been taken by any governmental authority of competent jurisdiction, that, in each case, prohibits, makes illegal or enjoins the consummation of the Transactions and has become final and non-appealable; or (ii) law is enacted, entered, issued, promulgated, enforced or deemed applicable to the Transactions that prohibits, makes illegal or enjoins the consummation of the Transactions, except that the right to so terminate the Merger Agreement shall not be available to any party whose material breach of the Merger Agreement is the principal cause of the issuance of such final, non-appealable permanent injunction, judgment, order or action or such law;

•

if the Offer Acceptance Time has not occurred by 11:59 P.M. on March 8, 2022 (such time and date, the “Termination Date”), except that the right to so terminate the Merger Agreement shall not be available to any party whose material breach of the Merger Agreement is the principal cause of either (A) the failure to satisfy the Offer Conditions prior to the Termination Date; or (B) the failure of the Offer Acceptance Time to have occurred prior to the Termination Date; or

•

prior to the Offer Acceptance Time, if the Offer (as it may be required to be extended pursuant to the Merger Agreement, or has otherwise been extended in accordance with the Merger Agreement), shall have expired in accordance with its terms without the Minimum Condition having been satisfied and the other Offer Conditions having been satisfied or waived by OpenText, in each case without the acceptance for payment of any Shares thereunder, except that the right to so terminate the Merger Agreement shall not be available to any party whose material breach of the Merger Agreement is the principal cause of the non-satisfaction of the Minimum Condition or of the other Offer Conditions

•	By Zix:

•

by Zix prior to the Offer Acceptance Time if Purchaser has not commenced (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within ten business days of the date on which Purchaser is required to commence the Offer pursuant to the Merger Agreement, except that Zix shall not have the right to so terminate the Merger Agreement, if Zix shall have breached or failed to perform any of its covenants contained in the Merger Agreement, which breach or failure to perform is the primary cause of, or resulted in, Purchaser not commencing the Offer in a timely manner;

•

by Zix at any time prior to the Offer Acceptance Time, if OpenText or Purchaser has breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform would result in a failure of a condition to the closing of the merger, except that if such breach is capable of being cured by the Termination Date, Zix will not be entitled to so terminate the Merger Agreement prior to the delivery by Zix to OpenText of written notice of such breach, delivered at least 30 days prior to such termination (or such shorter period of time as remains prior to the Termination Date, the shorter of such periods, the “OpenText Breach Notice Period”), stating Zix’s intention to so terminate the Merger Agreement and the basis for such termination; provided that Zix will not be entitled to so terminate the Merger Agreement if (i) such breach has been cured within the OpenText Breach Notice Period (to the extent capable of being cured) or (ii) Zix is then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement

•

by Zix at any time prior to the Offer Acceptance Time if (i) Zix has received a Superior Proposal; (ii) Zix Board (or a committee thereof) has authorized Zix to enter into an Alternative Acquisition Agreement to consummate the Acquisition Transaction contemplated by that Superior Proposal in accordance with the non-solicitation covenant; (iii) simultaneously with such termination, Zix pays, or causes to be paid, to OpenText or its designee the Termination Fee; and (iv) Zix has complied in all material respects with the non-solicitation covenant with respect to such Superior Proposal; or

•

by Zix, following the Expiration Date, if (A) all of the Offer Conditions had been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Offer Acceptance Time, each of which would be satisfied if the Offer Acceptance Time were to then occur) or, to the extent permitted by law, waived at the Expiration Time; (B) Purchaser has failed (or OpenText has failed to cause Purchaser) to accept for payment in accordance with the Merger Agreement all Shares validly tendered pursuant to the Offer and not properly withdrawn; (C) Zix has given OpenText written notice at least three business days prior to such termination stating Zix’s intention to so terminate the Merger Agreement; and (D) Purchaser has failed (or OpenText has failed to cause Purchaser) to consummate the Offer by the end of such three business day period.

•	By OpenText:

•

if (i) at any time the Zix Board (or a committee thereof) has effected a Company Board Recommendation Change, except that OpenText’s right to so terminate the Merger Agreement pursuant to this clause (i) will expire at 5:00 P.M. Central time on the 15th business day following the date on which such right to terminate first arose, (ii) Zix shall have committed a breach that is a consequence of an intentional act or intentional failure to act undertaken by the breaching party with actual knowledge that such party’s act or failure to act would, or would reasonably be expected to, cause, result in or constitute a breach (a “Willful Breach”) of the non-solicitation covenants (or be deemed pursuant to the terms thereof to have committed a Willful Breach); or

•

at any time prior to the Offer Acceptance Time, if Zix has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform would result in a failure of an Offer Condition, except that if such breach is capable of being cured by the Termination Date, OpenText will not be entitled to so terminate the Merger Agreement prior to the delivery by OpenText to Zix of written notice of such breach, delivered at least 30 days prior to such termination (or such shorter period of time as remains prior to the Termination Date, the shorter of such periods, the “Company Breach Notice Period”), stating OpenText’s intention to so terminate the Merger Agreement and the basis for such termination; provided that OpenText will not be entitled to so terminate the Merger Agreement if (i) such breach has been cured within the Company Breach Notice Period (to the extent capable of being cured) or (ii) OpenText is then in material breach of any representations, warranty, covenant or other agreement contained in the Merger Agreement.

In the event that the Merger Agreement is terminated pursuant to the termination rights above (other than by mutual agreement), the party terminating must deliver prompt written notice thereof to the other parties setting forth in reasonable detail the termination provision pursuant to which the Merger Agreement is being terminated and the facts and circumstances forming the basis for such termination pursuant to such provision.

Any proper and valid termination of the Merger Agreement will be effective immediately upon the mutual written agreement of OpenText and Zix or the delivery of written notice by the terminating party to the other parties.

Following the termination of the Merger Agreement, the Merger Agreement will be of no further force or effect without liability of any party (or any direct or indirect equity holder, controlling person, partner, member, manager, stockholder, director, officer, employee, affiliate, agent or other representative of such party) to the other Parties, as applicable, except that certain provisions of the Merger Agreement relating to certain confidentiality obligations, certain indemnification and reimbursement obligations, the effect of termination of the Merger Agreement, termination fees, expenses, and certain general provisions will survive any termination of the Merger Agreement. Subject to certain provisions of the Merger Agreement on fees and expenses, remedies and non-recourse, nothing in the Merger Agreement will relieve any party from any liability for fraud or any material Willful Breach of the Merger Agreement prior to the termination of the Merger Agreement.

Termination Fees and Expense Reimbursement. If the Merger Agreement is terminated in specified circumstances, Zix may be required to pay a termination fee. OpenText would be entitled to receive a termination fee equal to $19,000,000 (the “Termination Fee”) from Zix under the following circumstances:

•

if (i) the Merger Agreement is validly terminated (A) after the Termination Date, (B) after the Offer has expired in accordance with its terms without the Minimum Condition having been satisfied and the other Offer Conditions having been satisfied or waived by OpenText or (C) because Zix has breached or failed to perform any of its representations, warranties, covenants or other agreements in the Merger Agreement, (ii) an Acquisition Proposal has been publicly announced or publicly disclosed (and not publicly withdrawn) after the date of the Merger Agreement and before the termination of the Merger Agreement and (iii) within one year of the termination of the Merger Agreement either an Acquisition Transaction is consummated or Zix enters into a definitive agreement providing for the consummation of an Acquisition Transaction (provided, however, that for purposes of this paragraph all references to 15% in the definition of “Acquisition Transaction” shall be deemed to reference to 50%);

•	if the Merger Agreement is terminated by OpenText in connection with a Company Board Recommendation Change or if Zix has committed a Willful Breach of the non-solicitation covenant; or

•

if the Merger Agreement is terminated by Zix in accordance with the terms of the Merger Agreement in order for it to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal.

Fees and Expenses. Except in specified circumstances, all fees and expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such fees and expenses whether or not the Transactions are consummated.

Amendments. The Merger Agreement may be amended by the parties at any time prior to the Effective Time, but only by an instrument in writing signed on behalf of each of the parties.

Confidentiality Agreement.

In connection with OpenText’s evaluation of the potential business combination that resulted in the Offer, Zix and OpenText entered into a Confidentiality Agreement, dated as of August 12, 2021 (the “Confidentiality Agreement”). As a condition to being furnished confidential information of Zix, OpenText agreed, among other things, and subject to customary exceptions, to keep such confidential information confidential and to use it only for specified purposes. The Confidentiality Agreement also contained customary “standstill” provisions that prohibit OpenText, its affiliates and representatives, for a period of 12 months from the date of the Confidentiality Agreement, without Zix’s consent, from taking, directly or indirectly, the following actions:

(a)

acquire, offer to acquire, or agree to acquire, by purchase, gift or otherwise, any securities, or direct or indirect rights to acquire any securities or property of Zix, or propose (or request permission to propose) or make any offer for any transaction involving Zix or its securities (other than purchases of products or services in the ordinary course of business), in each case representing more than five 5% of the outstanding securities of any class of Zix or more than 20% of the assets or other property of Zix,

(b)

make, or in any way participate in, any “solicitation” of “proxies” (as such terms are used in the proxy rules of the United States Securities and Exchange Commission) to vote, or seek to advise or influence any person or entity with respect to the voting of, or giving of consents with respect to, any securities of Zix or any subsidiary thereof,

(c)

make any public announcement with respect to, or solicit or submit a proposal for, or offer of (with or without conditions) any merger, business combination, recapitalization, reorganization, tender or exchange offer or other similar extraordinary transaction involving another person or entity or any of its securities or assets,

(d)

form, join or in any way participate in a “group” (as such term is used in Section 13(d)(3) of the Exchange Act) or otherwise act alone or in concert with others to seek to control or influence the management, board of directors, policies or affairs of Zix,

(e)	make any public request to directly or indirectly waive or amend any provision of the Confidentiality Agreement (including the standstill provision),

(f)	disclose any intention, plan or arrangement inconsistent with any of the foregoing or advise, assist, encourage or direct any third party to do any of the foregoing, or

(g)	take any action that, in the reasonable judgment of Zix, may require public announcement or disclosure by Zix regarding any of the events in the standstill provision of the Confidentiality Agreement.

In addition, the Confidentiality Agreement contains a non-solicitation provision, prohibiting OpenText, and its subsidiaries, for a period of 12 months commencing on the date discussions regarding a possible transaction between the parties cease, from directly or indirectly soliciting to employ any person who, at any time during such period, was an executive-level employee of Zix or any of its subsidiaries, or any direct reports of such executive-level employee, with whom OpenText was first introduced in connection with OpenText’s evaluation of the Transaction without obtaining the prior written consent of Zix, subject to certain customary exceptions. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (d)(7) to the Schedule TO and is incorporated herein by reference.

Tender and Voting Agreements

Concurrently with the execution and delivery of the Merger Agreement, OpenText and Purchaser entered into a Tender and Voting Agreement with Mark J. Bonney, Maryclaire Campbell, Taher A. Elgamal, Robert C. Hausmann, Maribess L. Miller, David J. Wagner, Ryan L. Allphin, John P. Di Leo, David E. Rockvam and Noah F. Webster, directors and executive officers of Zix, pursuant to which each executive officer and director agreed, among other things, to tender his or her Shares pursuant to the Offer. Each executive officer and director also agreed to vote his or her Shares against (a) any Acquisition Proposal or any proposal relating to any Acquisition Proposal, (b) any merger (other than the Merger), consolidation or other combination involving Zix or any of its subsidiaries or a reorganization, recapitalization, extraordinary dividend, dissolution or liquidation of Zix or any of its subsidiaries, (c) to the extent submitted to a stockholder vote, any change in the business or management of Zix or in the Zix Board (other than as directed by OpenText or Purchaser) or (d) any other action, proposal or agreement that would (i) reasonably be expected to impede, interfere with, materially delay or postpone the Merger and the other transactions contemplated by the Merger Agreement, (ii) result in any of the Offer Conditions or conditions to the Merger not being fulfilled or satisfied or (iii) change in any manner the dividend policy or capitalization of, including the voting rights of any class of equity security interests in, Zix. Such Tender and Voting Agreement terminates upon the earlier of (x) the termination of the Merger Agreement in accordance with its terms, (y) the Effective Time and (z) the mutual written agreement of the parties thereto to terminate the Tender and Voting Agreement.

Concurrently with the execution and delivery of the Merger Agreement, OpenText, Purchaser and Zix also entered into a Tender and Voting Agreement with Zephyr Holdco, LLC (“Zephyr Holdco”), pursuant to which Zephyr Holdco agreed, among other things, to convert all of its Series A Preferred Stock of Zix and tender all such converted Shares pursuant to the Offer. Zephyr Holdco also agreed to vote its Shares against (a) any Acquisition Proposal or any proposal relating to any Acquisition Proposal, (b) any merger (other than the Merger), consolidation or other combination involving Zix or any of its subsidiaries or a reorganization, recapitalization, extraordinary dividend, dissolution or liquidation of Zix or any of its subsidiaries, (c) to the extent submitted to a stockholder vote, any change in the business or management of Zix or in the Zix Board (other than as directed by OpenText or Purchaser) or (d) any other action, proposal or agreement that would (i) reasonably be expected to impede, interfere with, materially delay or postpone the Merger and the other transactions contemplated by the Merger Agreement, (ii) result in any of the Offer Conditions or conditions to the Merger not being fulfilled or satisfied or (iii) change in any manner the dividend policy or capitalization of, including the voting rights of any class of equity security interests in, Zix. Such Tender and Voting Agreement terminates upon the earlier of (w) the termination of the Merger Agreement in accordance with its terms, (x) the Effective Time, (y) the mutual written agreement of the parties thereto to terminate the Tender and Voting Agreement, and (z) an “Adverse Amendment” (which, as defined in such Tender and Voting Agreement means an amendment or modification to the Merger Agreement or the Offer documents, or a waiver of a provision therein, without Zephyr Holdco’s prior written consent, that (A) materially delays or imposes any additional material restrictions or conditions on the payment of the acceptance consideration and/or the merger consideration, (B) imposes any additional material conditions on the consummation of the Merger, (C) decreases the amount or changes the kind of consideration to be paid to the Zix’s stockholders in connection with the Merger or (D) adversely affects the tax consequences of the Merger to Zephyr Holdco.)

As of the close of business on November 18, 2021, these stockholders collectively owned a number of Shares (including Shares issuable upon the conversion of Series A Preferred Stock) equal to approximately 31.3% of the issued and outstanding Shares (including Shares issuable upon the conversion of Series A Preferred Stock). If a stockholder acquires shares that are subject to the Tender and Voting Agreements, then those Shares would also be subject to the terms of the Tender and Voting Agreement.

The foregoing summary is qualified in its entirety by reference to the complete text of the Tender and Voting Agreements, which are filed as Exhibits (d)(3) and (d)(5) to the Schedule TO and are incorporated herein by reference.

12. Source and Amount of Funds

OpenText, the OpenText company of Purchaser, will provide Purchaser with sufficient funds to pay for all Shares accepted for payment in the Offer or to be acquired in the Merger. We estimate that the total amount of funds necessary to purchase all issued and outstanding Shares and other equity-based interests of Zix pursuant to the Offer and the Merger and to fund the repayment of Zix’s outstanding debt will be approximately $860 million. We expect to fund these payments through either a capital contribution or an intercompany loan from OpenText to Purchaser (the terms of which have not yet been determined). OpenText will obtain such funds from cash on hand.

13. Conditions to the Offer

The Offer is conditioned upon the satisfaction or (to the extent permitted by law) waiver of the following conditions (each, an “Offer Condition”):

•

By the Expiration Time the number of Shares validly tendered, received (within the meaning of Section 21.459(c) of the TBOC) and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 21.459(c) of the TBOC), together with any Shares beneficially owned by OpenText or any wholly owned subsidiary of OpenText, equals at least one Share more than two-thirds of the sum of (i) all issued and outstanding Shares and (ii) the largest number of Shares into which shares of Series A Preferred Stock are convertible pursuant to the applicable Certificate of Designation, in each case, calculated as of the Expiration Time, excluding from such outstanding amount any Shares held in treasury by Zix as of the expiration of the Offer or any other Shares acquired by Zix prior to the expiration of the Offer (including any such Shares acquired in connection with tax withholding or payment of the exercise price for the exercise of Company Options) (the “Minimum Condition”).

•	At the Expiration Time:

•	the applicable waiting period, together with any extensions thereof, under the HSR Act, will have expired or been terminated (the “HSR Condition”);

•

no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Offer or the Merger is in effect, no action has been taken by any governmental authority of competent jurisdiction, and no law will have been enacted, entered, issued, promulgated, enforced or deemed applicable to the Offer or the Merger, that, in each case, (i) prohibits, makes illegal or enjoins the consummation of the Offer or the Merger or (ii) imposes any limitation or restriction on ownership or operations, or compels any sale, divestiture, license, disposal or holding separate of all or any portion of the assets or business of Zix and its subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Burdensome Effect (the condition under this paragraph, together with the HSR Condition, the “Regulatory Conditions”);

•

the representations and warranties of Zix in the Merger Agreement will be accurate, subject to the materiality and other qualifications set forth in the Merger Agreement (the “Representations Condition”);

•

Zix will have performed and complied in all material respects with all covenants and obligations required to be performed and complied with by it at or prior to the applicable date (the “Covenants Condition”);

•

OpenText and Purchaser will have received a certificate of Zix validly executed for and on behalf of Zix and in its name by a duly authorized executive officer of Zix, certifying that that the Representations Condition and the Covenants Condition have been satisfied;

•	no Company Material Adverse Effect will have occurred after November 7, 2021; and

•	the Merger Agreement will not have been validly terminated in accordance with its terms (the “Termination Condition”).

For purposes of determining whether the Minimum Condition has been satisfied, OpenText and Purchaser will exclude Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 21.459(c) of the TBOC.

To the extent permitted by law, we expressly reserve the right (in our sole discretion) to increase the Offer Price, waive any Offer Condition or make any other changes in the terms and conditions of the Offer that are not inconsistent with the terms of the Merger Agreement, except that without Zix’s prior written consent, (1) the Minimum Condition may not be amended or waived; (2) we shall not decrease the Offer Price; and (3) no change may be made to the Offer that (a) changes the form of consideration to be delivered by us pursuant to the Offer; (b) decreases the number of Shares sought to be purchased by us in the Offer; (c) imposes conditions or requirements to the Offer in addition to the Offer Conditions; (d) except as provided in Merger Agreement, terminates the Offer or accelerates, extends or otherwise changes the Expiration Date; (e) otherwise amends or modifies any of the other terms of the Offer in a manner that adversely affects holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of OpenText or Purchase to consummate the Offer, Merger and other transaction contemplated by the Merger Agreement in accordance with the Merger Agreement; or (f) provides any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act. The Offer may not be withdrawn prior to the Expiration Date (or any rescheduled Expiration Date) unless the Merger Agreement is terminated in accordance with its terms.

14. Dividends and Distributions

The Merger Agreement provides that, during the Pre-Closing Period, Zix is not permitted, without OpenText’s prior written consent, to declare, set aside, establish a record date for, authorize or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock or other equity or voting interest, except for cash dividends made by any direct or indirect wholly owned subsidiary of Zix to Zix or one of its other wholly owned subsidiaries. See Section 11—“Purpose of the Offer and Plans for Zix; The Merger Agreement and Other Agreements — The Merger Agreement — Conduct of Business.”

15. Certain Legal Matters

General. Except as otherwise set forth in this Offer to Purchase, based on our review of Zix’s publicly available SEC filings and other information regarding Zix, we are not aware of any licenses or other regulatory permits that appear to be material to the business of Zix and that might be adversely affected by the acquisition of Shares by us pursuant to the Offer or, except as set forth below, of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by us pursuant to the Offer. Except as set forth below, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of Shares. Should any other approval or other action be required, we currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, would be obtained or, if obtained, that it would be obtained without substantial conditions, and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Zix’s or our business or that certain parts of Zix’s or our business might not have to be disposed of or held separately. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13 — “Conditions to the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act and the rules and regulations promulgated thereunder, the purchase of Shares in the Offer cannot be completed until the expiration of a 15 calendar day waiting period following the filing by OpenText, as the OpenText entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. OpenText expects to file the Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on November 22, 2021. Assuming the Premerger Notification and Report Form is filed on November 22, 2021, the required waiting period with respect to the Offer and the Merger will expire by 11:59 P.M., Eastern time, on December 7, 2021, unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period, either the FTC or the Antitrust Division were to issue a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by OpenText with that request, unless the FTC or the Antitrust Division terminated the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by a court enjoining the transaction. OpenText may also agree with the FTC or the Antitrust Division that it will not close the transaction for a certain amount of time in order to allow the completion of its antitrust review. Complying with a Second Request can take a significant period of time. Although Zix is required to file certain information and documentary materials with the FTC and the Antitrust Division in connection with the Offer, neither Zix’s failure to make those filings nor a Second Request issued to Zix from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger.

The FTC and the Antitrust Division will consider the legality under the antitrust laws of Purchaser’s proposed acquisition of Zix. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of OpenText, Purchaser, Zix, or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Purchaser and OpenText believe that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 13 — “Conditions to the Offer.”

Committee on Foreign Investment in the United States. Under Section 721 of the Defense Production Act of 1950, as amended and including the implementing regulations thereof (the “DPA”), the President of the United States is authorized to prohibit or suspend acquisitions, mergers or takeovers by foreign persons of entities engaged in interstate commerce in the United States if the President determines that there is credible evidence that any such transaction threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate authority to protect national security. Pursuant to the DPA, a party or parties to a transaction may voluntarily submit a notification to CFIUS, which has been designated by the President to administer the DPA, for review of the transaction. Except for a narrow range of transactions, notification is not mandatory for most transactions within CFIUS’s jurisdiction, but CFIUS has authority to initiate a review of a transaction in the absence of a voluntary notification, including after the transaction has closed.

The process for a voluntary submission customarily entails the parties submitting a draft joint voluntary notice, receiving comments from CFIUS, and then submitting a final filing that CFIUS will consider and formally accept for review. Once a review has been formally initiated, CFIUS has 45 calendar days to either clear the transaction or initiate a second-stage investigation. If CFIUS declines to investigate, the review process is complete. If CFIUS decides to investigate, it has 45 days (with a possible 15-day extension if any CFIUS member agency believes the transaction threatens U.S. national security and such threat has not been mitigated) in which to resolve the matter or prepare a recommendation to the President of the United States, who must then decide within 15 days whether to block the transaction. CFIUS may condition its clearance of a transaction upon the implementation of measures to mitigate national security concerns. These timetables may be extended in some circumstances if information is not provided as requested or if the parties agree to withdraw and refile the notice at the request of CFIUS. In lieu of a full voluntary notification, parties to transactions within the jurisdiction of CFIUS may submit a declaration, which is a short-form CFIUS notice with more limited information regarding the parties and the transaction. After submission of a declaration, CFIUS will commence a 30-day assessment period. At the conclusion of the assessment period, CFIUS will either: (i) clear the transaction; (ii) request that the parties submit a full voluntary notice; (iii) indicate that the CFIUS is unable to clear the transaction based on the declaration, but not request a full voluntary notice; or (iv) initiate a unilateral review. There is no automatic prohibition against the consummation of an acquisition, merger or takeover if a review is pending, no notification is made or CFIUS does not initiate a review, so long as the transaction is not subject to mandatory filing under the DPA. However, CFIUS retains jurisdiction to review a covered transaction following its consummation (unless CFIUS completed a review prior to the closing of the Merger).

Zix is engaged in interstate commerce in the United States and the Purchaser and OpenText are foreign persons as defined by the DPA, and therefore the Offer is subject to potential review by CFIUS. The Purchaser and Zix jointly determined from information available to them that the Merger would not trigger a mandatory filing requirement with CFIUS. Further, based on the information available to it, the Purchaser does not believe that the Offer threatens to impair the national security of the United States. Nevertheless, for greater certainty, the Purchaser and Zix will voluntarily file a declaration for CFIUS review. As noted above, if, at the conclusion of the 30-day assessment period associated with the declaration, OpenText determines it to be advisable, or upon request from CFIUS, the parties will prepare and submit a full voluntary CFIUS notice. There can be no assurance what the result or timing of the review will be, although the Purchaser believes that the Offer will ultimately be approved. The Offer is not conditioned on receipt of CFIUS clearance.

State Takeover Laws. Zix is incorporated under the laws of the State of Texas. In general, Section 21.606 of the TBOC prevents a Texas corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “affiliated shareholder” (including a person who owns or has the right to acquire 20% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “affiliated shareholder” unless, among other things, the “business combination” is approved by the board of directors of the issuing public corporation before the affiliated shareholder’s share acquisition date. The Zix Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 21.606 of the TBOC and any other similar applicable “anti-takeover” law will not be applicable to the Transactions and no further action is required.

Zix, directly or through subsidiaries, may be deemed to be conducting business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 13 — “Conditions to the Offer.”

Appraisal Rights. No appraisal rights are available to the holders of Shares in connection with the Offer. If the Merger is consummated, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being consummated, stockholders who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been consummated as of such time. If the Offer is complete and the Merger is consummated, the holders of record of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) demand appraisal in accordance with the procedures set forth in Subchapter H, Chapter 10 of the TBOC; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the TBOC, will be entitled to have their Shares appraised by Texas courts and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of such Shares. Holders of Shares should recognize that the value determined in an appraisal proceeding of a Texas court could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, OpenText and Zix may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

Under Subchapter H, Chapter 10 of the TBOC, where a merger is approved under Section 21.459(c), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, is required to notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Subchapter H, Chapter 10 of the TBOC. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Subchapter H, Chapter 10 of the TBOC. Failure to follow the steps required by Subchapter H, Chapter 10 of the TBOC for perfecting appraisal rights may result in loss of such rights.

As will be described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Subchapter H, Chapter 10 of the TBOC, such stockholder must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Zix a written demand for appraisal of Shares held, which demand must reasonably inform Zix of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the TBOC does not purport to be a complete statement of the procedures to be followed by stockholders desiring to properly exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Subchapter H, Chapter 10 of the TBOC. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Texas law. A copy of Subchapter H, Chapter 10 of the TBOC will be included as Annex II to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is effected. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is effected within one year after the purchase of Shares pursuant to the Offer and the amount paid per Share pursuant to the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither OpenText nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

Stockholder Approval Not Required. Section 21.459(c) of the TBOC provides that stockholder approval of a plan of merger of a corporation is not required if certain requirements are met, including that (1) the acquiring company consummates an offer for any and all of the outstanding shares of the corporation to be acquired that, absent Section 21.459(c) of the TBOC, would be entitled to vote on the plan of merger and (2) immediately following the consummation of such offer, shares that are irrevocably accepted for purchase or exchange pursuant to the consummation of the offer and that are received by the depository before the expiration of the offer, together with the shares that are otherwise owned by the consummating organization or its qualified affiliates and any rollover shares, equal at least the percentage of the shares of the corporation, and of each class or series of those shares that, absent Section 21.459(c) of the TBOC, would be required to approve the plan of merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Zix will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Zix. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, OpenText, Purchaser and Zix will take all necessary and appropriate action to effect the Merger as promptly as practicable without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 21.459(c) of the TBOC.

Litigation. None.

16. Fees and Expenses

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses and indemnification against certain liabilities in connection with the Offer.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17. Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

We have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. In addition, Zix has filed the Schedule 14D-9 (including exhibits) in accordance with the Exchange Act setting forth its recommendation and furnishing certain additional related information. The Schedule TO and the Schedule 14D-9, and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8 —“Certain Information Concerning Zix” — “Available Information.”

No person has been authorized to give any information or make any representation on behalf of Purchaser or OpenText not contained in this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company or other nominee shall be deemed to be the agent of OpenText, Purchaser, Zix, the Information Agent or the Depositary or any of their affiliates for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of OpenText, Purchaser, Zix or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Neither the Offer, nor this Offer to Purchase, nor the Letter of Transmittal, nor the Notice of Guaranteed Delivery constitutes a solicitation of proxies for any meeting of Zix’s stockholders. Any such solicitation that we or any of our affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

Zeta Merger Sub Inc.

November 22, 2021